UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ONSCREEN TECHNOLOGIES, INC.
(Name of small business issuer in its charter)

Colorado	(7310)	84-1463284
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

600 NW 14th Avenue, Suite 100
Portland, Oregon 97209
(503) 417-1700
(address and telephone number of principal executive offices)

600 NW 14th Avenue, Suite 100
Portland, Oregon 97209
(address of principal place of business or intended principal place of business)

Russell L. Wall, Chief Executive Officer/President
OnScreen Technologies, Inc.
600 NW 14th Avenue, Suite 100
Portland, Oregon 97209, (503) 417-1700
(name, address and telephone number of agent for service)

Copies of all communications to:
Michael T. Cronin, Esq.
Johnson, Pope, Bokor, Ruppel & Burns, LLP
911 Chestnut StreetClearwater, Florida 33756
Telephone: (727) 461-1818
Facsimile: (727) 462-0365

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed of continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (1) (3) (4)	Proposed maximum offering price per security (2)	Proposed maximum aggregate offering price (2)	Amount of Registration fee
Common Stock	100,646,995	0.29	29,187,629	$3,123

(1)
In the event of a stock split, stock dividend or similar transaction involving our common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a).

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 (c)(2) of the Securities Act. For purposes of this calculation the Company used the closing price of $0.29 for Common Stock on the Over-the-Counter Bulletin Board on January 12, 2007.

(3)
The shares of Common Stock being registered hereunder on behalf of the Selling Stockholders relate to: (i) convertible debt totaling $10.3 million that was converted into 41,200,000 common shares ;(ii) shares underlying warrants and bonus shares totaling 11,100,000 shares issued to note holders; (iii) 7,228,517 shares pertaining to May 2006 Promissory Notes; (iv) 16,923,992 shares related to Promissory Notes entered into during second half of 2006 and first quarter of 2007; (v) 3,290,000 shares issued for legal and consulting services; (vi) 7,064,001 shares issued to current and former employees, directors and advisors; (vii) shares underlying warrants to purchase 6,800,000 common shares in connection with the repurchase of royalty rights; (viii) shares underlying warrants to purchase 7,040,485 common shares in connection with the purchase of all patent ownership of the WayCool technology;

(4)
Pursuant to Rule 416, there are also being registered such additional number of shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the Convertible Notes, Convertible Preferred Stock and Common Stock Purchase Warrants registered herein.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated January 22, 2007

PROSPECTUS

100,646,995 Shares of Common Stock

OnScreen Technologies, Inc.
600 NW 14th Avenue, Suite 100
Portland, Oregon 97209

The Company is registering for sale an aggregate of 100,646,995 shares of Common Stock of OnScreen Technologies, Inc. (the "Company", "us" or "we") that have been issued or may be issued to certain of our stockholders named in this Prospectus and their transferees ("Selling Stockholders").

We will not receive any proceeds from the sale of the shares, but we may receive proceeds from the Selling Stockholders if they exercise their warrants. Our Common Stock currently trades on the Over the Counter Bulletin Board ("OTC Bulletin Board") under the symbol "ONSC”. On January 12, 2007, the last reported sale price for our common stock on the OTC Bulletin Board was $0.29 per share.

The shares of Common Stock may be sold from time to time by the Selling Stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Selling Stockholders and any broker-dealer who may participate in the sale of the shares may use this Prospectus. See "Plan of Distribution."

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 22, 2007

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

PROSPECTUS SUMMARY

This Summary highlights information contained elsewhere in this Prospectus. It does not contain all of the information that you should consider before investing in our Common Stock. We encourage you to read the entire Prospectus carefully, including the section entitled "Risk Factors" and the financial statements and the notes to those financial statements.

Company Overview
OnScreen Technologies, Inc. is a Colorado corporation organized on April 21, 1998. The Company’s principal place of business is located at 600 NW 14th Avenue, Suite 100, Portland, Oregon 97209. We are primarily focused on commercialization of our innovative thermal cooling technology, WayCool, and the commercial adoption of our sign display platform product under the name RediAlert™. The Company is continuing efforts toward development and commercialization of its Tensile technology. Our product lines utilize the OnScreen™ direct view LED (light emitting diode) sign display technology (sometimes referred to as the “OnScreen™ LED architecture” or “OnScreen™ technology” or “OnScreen™ LED technology”). The OnScreen™ LED architecture, incorporates a variety of patent pending designs of a new generation of bright LED products that provide key design improvements in wind load, heat dissipation, weight and brightness of LED sign displays. The Company’s plan is to focus all of its resources on the commercialization of the OnScreen™ technology.

The Offering

Common Stock Outstanding
Prior to the Offering (1)	144,833,721
Common Stock Outstanding
After the Offering (2)	144,833,721

Use of Proceeds	We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. We will, however, receive up to $4,544,361 upon exercise of warrants held by certain Selling Stockholders.

(1)	Based on the number of shares outstanding as of November 30, 2006.
(2)	Does not include up to 32,169,002 shares that may be acquired by Selling Stockholders and others pursuant to outstanding warrants, options and convertible notes.

RISK FACTORS

An investment in our common stock involves a significant degree of risk. You should carefully consider the following risk factors and all other information contained in or incorporated by reference into this prospectus before purchasing our common stock. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our shares could decline significantly and you may lose all or a part of your investment The risk factors described below are not the only ones that may affect us. Our forward-looking statements in this prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See "Forward-Looking Statements."

Risks Related to Our Business
Our limited operating history makes evaluating our business and prospects difficult.
We have been involved in the LED based business since July 2001, but have only recently begun to direct all of our efforts to commercialization of the OnScreen™ technology. Our limited operating history in this industry and the unproven nature of the OnScreen™ technology makes evaluation of our future prospects very difficult. To date we have not achieved profitability and we cannot be certain that we will sustain profitability on a quarterly or annual basis in the future. You should carefully consider our prospects in light of the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving technology.

We have all the risks of a new product developer in the LED technology business.
The Company, as the owner of the OnScreen™ LED sign technology patents, assumed the responsibility for completing the development of the OnScreen™ technology and determining which products to commercialize utilizing the OnScreen™ technology. Because this is a new and unproven technology, there is a risk that the technology, operation and development of products could be unsuccessful or that we will not be successful in marketing any products developed with the OnScreen™ technology. Such failures would negatively affect our business, financial condition and results of operations.

There is no assurance we will achieve profitability.
To date we have not received significant revenue from the OnScreen™ technology. We have focused our scope of operation to the singular product line of the OnScreen™ LED sign technology. For the year ended December 31, 2005 we had a net loss of $8,482,125. We will need to begin generating significant revenues from the OnScreen™ LED architecture product line to offset current operational and development losses if the Company is to cover its current overhead expenses, including further development costs and marketing expenses. There is no assurance that we will achieve profitability.

During 2005 and 2006, the Company funded its operations with net proceeds of approximately $15.7 million we received from financing activities. The Company believes that equity financing or debt will be available to fund its operations until revenue streams are sufficient to fund operations; however, the terms and timing of such equity or debt cannot be predicted. The Living Window™ product line was commercialized during 2005 and the RediAlert™ product line was commercialized the late first half of 2006. The Company cannot assure that it will generate revenues by that date or that its revenues will be sufficient to cover all operating and other expenses of the Company. If revenues are not sufficient to cover all operating and other expenses, the Company will require additional funding.

We will be dependent on third parties and certain relationships to fulfill our obligations.
Because we have contracted the manufacturing of the OnScreen™ LED technology to unrelated companies that are better equipped financially and technologically to design and manufacture OnScreen™ LED technology end products, we are heavily dependent on these third parties to adequately and promptly provide the end product. The Company is dependent upon its ability to maintain the agreements with these designers and manufacturers and other providers of raw materials and components who provide the necessary elements to fulfill our product delivery obligations at the negotiated prices.

Our marketing focus is on government agencies.
Our marketing focus is to sell our RediAlert™ products to government agencies, such as departments of transportation, police departments and other emergency personnel. Our RediAlert™ is our first product directed toward this market. Generally, the inspection, approval process and funding involved with government agencies can take many months and are subject to cancellation by the governmental agency at any time and without penalty. Our business could suffer if we are not successful in marketing our products to a significant number of governmental agencies or if contracts we may enter into with any such agencies were to be cancelled.

The market for LED signage is extremely competitive.
Because the LED signage industry is highly competitive, we cannot assure you that we will be able to compete effectively. We are aware of several other companies that offer LED products, utilizing different technology than our OnScreen™ LED technology. All of these competitors have been in business longer than we have and have significantly greater assets and financial resources than are currently available to us. We expect competition to intensify as innovation in the LED industry advances and as current competitors expand their market into the portable, lightweight signage that is the initial market for the OnScreen™ LED architecture. We cannot assure you that we will be able to compete successfully against current or future competitors. Competitive pressures could force us to reduce our prices and may make it more difficult for us to attract and retain customers.

We depend on key personnel and will need to recruit new personnel as we grow.
As a small company we are currently dependent on the efforts of a limited number of management personnel. We believe that given the large amount of responsibility being placed on each member of our management team, the loss of the services of any member of this team at the present time would harm our business.

If we are successful in expanding our product and customer base, we will need to add additional key personnel as we continue to grow. If we cannot attract and retain enough qualified and skilled staff, the growth of our business may be limited. Our ability to provide services to customers and expand our business depends, in part, on our ability to attract and retain staff with professional experiences that are relevant to technology development and other functions we perform. Competition for personnel with these skills is intense. We may not be able to recruit or retain the caliber of staff required to carry out essential functions at the pace necessary to sustain or expand our business.

We believe our future success will depend in part on the following:
•	the continued employment and performance of our senior management,
•	our ability to retain and motivate our officers and key employees, and
•	our ability to identify, attract, hire, train, retain, and motivate other highly skilled technical, managerial, marketing, sales and customer service personnel.

If we fail to adequately protect our patents, trademarks and proprietary rights, our business could be harmed. We regard our patents, trademarks, trade secrets and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. Although we have been granted registration rights for our OnScreen™ trademark, there is no assurance our pending trademark applications for RediAlert, RediAd, Living Window, Rapid Dispatch Emergency Signs or RediDMS will be approved. Effective trademark, patent and trade secret protection may not be available in every country in which we may in the future offer our products. Therefore, we may be unable to prevent third parties from infringement on or otherwise decreasing the value of our trademarks, patents and other proprietary rights.

If we are to remain competitive, we must be able to keep pace with rapid technological change.
Our future success depends, in part, on our ability to develop or license leading technologies useful in our business, enhance the ease of use of existing products, develop new products and technologies that address the varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. If we are unable, for technical, legal, financial or other reasons, to incorporate new technology in new features or products, we may not be able to adapt in a timely manner to changing market conditions or customer requirements.

We may infringe intellectual property rights of third parties.
Litigation regarding intellectual property rights is common in the software and technology industries. We may, in the future, be the subject of claims for infringement, invalidity or indemnification claims based on such claims of other parties' proprietary rights. These claims, whether with or without merit, could be time consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into royalty or licensing agreements. There is a risk that such licenses would not be available on reasonable terms, or at all. Although we believe we have full rights to use our current intellectual property without incurring liability to third parties, there is a risk that our products infringe the intellectual property rights of third parties.

Third parties may infringe on our intellectual property rights
There can be no assurance that other parties will not claim infringement by us with respect to our current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, with or without merit, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us, or at all. As a result, any such claim of infringement against us could have a material adverse effect upon our business, results of operations and financial condition.

Risks Related to Our Common Stock
Our Common Stock price may be volatile, which could result in substantial losses for individual stockholders.
The market price for our Common Stock is volatile and subject to wide fluctuations in response to factors, including the following, some of which are beyond our control, which means our market price could be depressed and could impair our ability to raise capital:
•	actual or anticipated variations in our quarterly operating results;

•	announcements of technological innovations or new products or services by us or our competitors;
•	changes in financial estimates by securities analysts;
•	conditions or trends relating to the LED industry;
•	changes in the economic performance and/or market valuations of other LED related companies;
•	additions or departures of key personnel;
•	fluctuations in the stock market as a whole.

Our Certificate of Incorporation limits director liability, thereby making it difficult to bring any action against them for breach of fiduciary duty.
As permitted by Colorado law, the Company's Articles of Incorporation limits the liability of directors to the Company or its stockholders for monetary damages for breach of a director's fiduciary duty, with certain exceptions. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of the Company against a director.

We may be unable to meet our future capital requirements.
We are substantially dependent on receipt of additional capital to effectively execute our business plan. If adequate funds are not available to us on favorable terms we will not be able to develop new products or enhance existing products in response to competitive pressures, which would affect our ability to continue as a going concern. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution.

Penny stock regulations may impose certain restrictions on marketability of our stock.
The Securities and Exchange Commission (the "Commission") has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our Common Stock is subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities.

We have never paid dividends on our Common Stock and do not expect to pay any in the foreseeable future. Preferred Shares impose restrictions on our ability to pay Common Stock dividends.
A potential purchaser should not expect to receive a return on their investment in the form of dividends on our Common Stock. We have never paid cash dividends on our Common Stock and we do not expect to pay dividends in the foreseeable future. Our ability to pay dividends on our Common Stock is restricted by the terms of our agreements with the holders of our Series A and Series B Convertible Preferred Stock. Holders of our Series A Convertible Preferred Stock are entitled to annual dividends of 10%. As of November 30, 2006, we have 90,543 Series A convertible Preferred shares outstanding. In the past, we have fulfilled our dividend obligations on the Series A and Series B Convertible Preferred Stock through a combination of the issuance of additional shares of our Series A Convertible Preferred Stock and cash payments.

On December 31, 2005 dividends payable for the Series A Convertible Preferred Stock was $144,956 and on November 30, 2006 dividends payable for the Series A Convertible Preferred Stock was $59,850. Holders of our Series B Convertible Preferred Stock are entitled to annual dividends of $1.00 per share. As of this filing, all Series B Convertible Preferred Stock had been converted to common shares.

Substantial sales of our Common Stock could cause our stock price to rapidly decline.
The market price of our Common Stock may fall rapidly and significantly due to sales of our Common Stock from other sources such as:
•	Common Stock underlying the conversion rights of our Series A and Series B Convertible Preferred Stock.
•	Common Stock underlying the exercise of outstanding options and warrants.
•	Common Stock, which are available for resale under Rule 144 or are otherwise freely tradable and which are not subject to lock-up restrictions.

Any sale of substantial amounts of our Common Stock in the public market, or the perception that these sales might occur, whether as a result of the sale of Common Stock received by shareholders upon conversion of our Series A or Series B Convertible Preferred Stock, exercise of outstanding warrants or options or otherwise, could lower the market price of our Common Stock. Furthermore, substantial sales of our Common Stock in a relatively short period of time could have the effect of depressing the market price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities.

The covenants with our Series A and Series B Convertible Preferred Stock shareholders restrict our ability to incur debt outside the normal course, acquire other businesses, pay dividends on our Common Stock, sell assets or issue our securities without the consent of holders of a majority of the Series A and Series B Convertible Preferred Stock outstanding. Such arrangements may adversely affect our future operations or may require us to make additional concessions to the holders of the Series A and Series B Convertible Preferred Stock in order to enter into transactions or take actions management deems beneficial and in the best interests of the holders of our Common Stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The “forward looking” safe harbor does not apply to our company because we issue “penny stock” and are excluded from the safe harbor pursuant to Section 27A of the Securities Act and Section 21E of

the Securities Exchange Act of 1934, as amended (the :Exchange Act”). Such forward-looking statements include statements regarding, among others, (a) our expectations about product development activities, (b) our growth strategies, (c) operating performance, (d) anticipated trends in our industry and competition, (e) our future financing plans, and (f) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are not guarantees of future performance, and generally are identifiable by use of the words "may," "will," "should," "expect," "anticipate," "approximate," "estimate," "believe," "intend," "strategy", "plan," or "project," or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Prospectus. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this Prospectus generally. In light of these risks and uncertainties, the events anticipated in the forward-looking statements may or may not occur. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the Selling Stockholders. However, we will receive proceeds of up to $4,544,361 from the exercise of warrants to purchase up to 26,311,078 of the shares registered hereby if the Selling Stockholders chose to exercise those warrants. These proceeds, if any, will be used for working capital purposes or any other Company purpose approved by the Board of Directors.

POTENTIAL DILUTION DUE TO CONVERSION AT BELOW MARKET PRICE

The net tangible book value of the Company as of November 30, 2006 was $1,626,426 or $0.01 per share of Common Stock. Net tangible book value per share is determined by dividing the tangible book value of the Company (total tangible assets less total liabilities) by the number of outstanding shares of our common stock. Since no proceeds from this offering will be paid to the Company, our net tangible book value will be unaffected by this offering.

SELLING SHAREHOLDERS

The following table provides certain information with respect to the Selling Stockholders' beneficial ownership of our common stock as of November 30, 2006 and as adjusted to give effect to the sale of all of the shares of common stock offered by this prospectus. We do not know when or in what amounts the Selling Stockholders may offer the shares of common stock for sale pursuant to this prospectus. The Selling Stockholders may choose not to sell any of the shares offered by this prospectus. For purposes of this table, we have assumed that the Selling Stockholders will have sold all of the shares covered by this prospectus upon the completion of the offering.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a Selling Stockholder and the percentage of ownership of that Selling Stockholder, shares of common stock underlying outstanding shares of our convertible notes, preferred shares or warrants held by that Selling Stockholder that are convertible or exercisable, as the case may be, within 60 days of November 30, 2006 are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other Selling Stockholder. Each Selling Stockholder's percentage of ownership in the following table is based upon 144,833,721 shares of common stock as of issued November 30, 2006. We will not receive any of the proceeds from the sale of our common stock by the Selling Stockholders. Unless otherwise specified below, none of these Selling Stockholders are, or are affiliates of, a broker-dealer registered under the Exchange Act.

		Common Shares		Common Shares		Common Shares
		Owned before		Offered in		Owned after
		the Offering		the Offering		the Offering
Name of Shareholder	Notes	Number (1)	Percent (2)	Number	Percent	Number	Percent
Amstadter, Michael	8	135,000	X	135,000	X	0	0
Anderson, Brett	3	10,000	X	10,000	X	0	0
Arnaudon, John	5	1,300,000	X	1,300,000	X	0	0
Baker, Charles	4,7	2,100,000	1.45%	2,100,000	1.45%	0	0
Baker, Michael	5,8	315,437	X	315,437	X	0	0
Bear Creek Capital	3	840,000	X	840,000	X	0	0
Bellamy, Dean	8	667,060	X	667,060	X	0	0
Biondo, John	7	12,500	X	12,500	X	0	0
Branson, Gary and Shirley	8	150,000	X	150,000	X	0	0
Brooks, Scott	3	100,000	X	100,000	X	0	0
Brown, Michael	7	200,000	X	200,000	X	0	0
Capital Mgt.Group, Inc.	3	200,000	X	200,000	X	0	0
Champlin, Roscoe	8	38,571	X	38,571	X	0	0
Chandler, Mark R.	5,7	1,100,000	X	1,100,000	X	0	0
Chapman, John W.	5	780,000	X	780,000	X	0	0
Clifford, Stuart N.	8	397,059	X	397,059	X	0	0
Clough, Natale A.	6,10	300,000	X	300,000	X	0	0
Clough, Nicholas J.	6,10	300,000	X	300,000	X	0	0
Clough, William J.	6,4	220,000	X	220,000	X	0	0
Clough, Wm. and Janet A.	10	3,540,485	2.44%	3,540,485	2.44%	0	0
Daryl & Candice Tollett Investments	8	595,589	X	595,589	X	0	0
DeLeon, Michelle	8	56,250	X	56,250	X	0	0
Donohue, Tim	5	500,000	X	500,000	X	0	0
EDS Holdings, LLC	9	2,266,666	1.57%	2,266,666	1.57%	0	0
Erickson, Wally	8	270,000	X	270,000	X	0	0
Fogel, Cheri	7	116,000	X	116,000	X	0	0
Freeman, Jennifer	7	5,000	X	5,000	X	0	0
Fried, Stewart	5	500,000	X	500,000	X	0	0
Frost, Daryl	8	96,429	X	96,429	X	0	0
Garbutt, Ian and Judith	7,8	313,500	X	313,500	X	0	0
Goodenough, Phillips J.	5	50,000	X	50,000	X	0	0
Guerra, Raymond B.	5	520,000	X	520,000	X	0	0
Guthrie, John	5	500,000	X	500,000	X	0	0

		Common Shares		Common Shares		Common Shares
		Owned before		Offered in		Owned after
		the Offering		the Offering		the Offering
Name of Shareholder	Notes	Number (1)	Percent (2)	Number	Percent	Number	Percent
Hallock Family Trust u/t/d 5/2/96	5	6,250,000	4.49%	6,250,000	4.49%	0	0
Hallock Trust, Brad Hallock TTE	8,10	3,500,000	2.42%	3,500,000	2.42%	0	0
Hallock, Betty	5	520,000	X	520,000	X	0	0
Hallock, Bradley J.	4	100,000	X	100,000	X	0	0
Hallock, Steven S.	4,5	300,000	X	300,000	X	0	0
Hepper, Dean D.	5	520,000	X	520,000	X	0	0
Hopkins, Carl R.	8	35,527	X	35,527	X	0	0
Jacobson, Benjamin A.	7	12,500	X	12,500	X	0	0
James C.Czirr Trust u/t/d 2/20/04	5	125,000	X	125,000	X	0	0
Jordan, Bruce	3	20,000	X	20,000	X	0	0
KCAL, Inc. Defined Benefit Plan	8	397,059	X	397,059	X	0	0
Ketcham, Mark	5	520,000	X	520,000	X	0	0
King, Marcus	8	720,882	X	720,882	X	0	0
Kjell H. Qvale Survivors Trust	5,8	15,600,000	10.77%	15,600,000	10.77%	0	0
Krieg, Jerome L.	8	540,000	X	540,000	X	0	0
Leaf, Steve and Dolores	8	79,411	X	79,411	X	0	0
Lindsey, Samuel L.	7	5,000	X	5,000	X	0	0
Marcus King-JLB, LLC	5	173,332	X	173,332	X	0	0
Marshall, Brett Scott	3	20,000	X	20,000	X	0	0
Melby, Clifford L.	8	1,875,000	1.29%	1,875,000	1.29%	0	0
Midtown Partners & Co., LLC	3	60,000	X	60,000	X	0	0
Miles, Jeffrey	5	312,500	X	312,500	X	0	0
Miles, Joseph	5	312,500	X	312,500	X	0	0
Miles, Matthew	5	312,500	X	312,500	X	0	0
Miles, Scott	5	312,500	X	312,500	X	0	0
Miles, Walt and Whitney	5	8,750,000	6.04%	8,750,000	6.04%	0	0
Miller, Denzil H.	5	1,370,000	X	1,370,000	X	0	0
Miller, Drayton Daniel	5	150,000	X	150,000	X	0	0
Murphy, Michael	5	500,000	X	500,000	X	0	0
Newport Ventures LP	8	5,625,000	3.89%	5,625,000	3.89%	0	0
Paulson Invesatment Co., Inc.	8	1,828,517	1.26%	1,828,517	1.26%	0	0
Pelka & Accociates, Inc.	7	48,001	X	48,001	X	0	0
Popa, Nick	7	15,000	X	15,000	X	0	0
Popovich, John	7	250,000	X	250,000	X	0	0
Price Trust U/T/A 10/5/84	5	2,600,000	1.80%	2,600,000	1.80%	0	0
Puff, Walter P.	7	12,500	X	12,500	X	0	0
Qvale, Bruce H.	5	4,600,000	3.18%	4,600,000	3.18%	0	0
Reininga, Robert	3	426,666	X	426,666	X	0	0
Reis, Richard M.	7	12,500	X	12,500	X	0	0
Robinson, Stan	7	100,000	X	100,000	X	0	0
Rohan, Rory J	3	170,000	X	170,000	X	0	0
Rouse, John and Karma	5	5,673,336	3.92%	5,673,336	3.92%	0	0
Rouse, John P.	4	100,000	X	100,000	X	0	0
RSV Productions, Inc.	9	2,266,667	1.57%	2,266,667	1.57%	0	0
Ryan Family Partners, LLC	9	2,266,667	1.57%	2,266,667	1.57%	0	0
Schuette, Michael	7	250,000	X	250,000	X	0	0
Seimears, Steve and Marcea	8	35,527	X	35,527	X	0	0

		Common Shares		Common Shares		Common Shares
		Owned before		Offered in		Owned after
		the Offering		the Offering		the Offering
Name of Shareholder	Notes	Number (1)	Percent (2)	Number	Percent	Number	Percent
Smith, Ron	5	500,000	X	500,000	X	0	0
Spurgeon, Barbara	5	50,000	X	50,000	X	0	0
Spurgeon, Tim	5	50,000	X	50,000	X	0	0
Spurgeon, Tim and Barbara	5	400,000	X	400,000	X	0	0
Stansberry, William J.	5	375,000	X	375,000	X	0	0
Starkweather, David	8	397,059	X	397,059	X	0	0
Steele, Robert V.	7	12,500	X	12,500	X	0	0
Stiling, Jeff	7	350,000	X	350,000	X	0	0
Stribrny, Ludvik E.	8	937,500	X	937,500	X	0	0
Strusser 1999 Trust	5	1,300,000	X	1,300,000	X	0	0
Susan J. Allen Trust	7	600,000	X	600,000	X	0	0
Sweeney, Jim	5	2,080,000	1.44%	2,080,000	1.44%	0	0
Tajnai, Joseph D.	7	12,500	X	12,500	X	0	0
Taylor Family Trust	5	1,000,000	X	1,000,000	X	0	0
Thatch Family Trust u/t/d 3/7/03	11	400,000	X	400,000	X	0	0
Tire Dealers, Ltd.	3,8	1,317,084	X	1,317,084	X	0	0
Velte, Stephen K.	7	500,000	X	500,000	X	0	0
Wagar, Bruce A.	8	385,714	X	385,714	X	0	0
Wall, Russell L.	7	700,000	X	700,000	X	0	0
Wester, Neil	7	50,000	X	50,000	X	0	0
Williams, Curtis	8	540,000	X	540,000	X	0	0
Witherspoon, William F.	5	520,000	X	520,000	X	0	0

(1)
Listed shares represent the aggregate of: (i) the number of common shares owned, (ii) the number of common shares issuable upon exercise of warrants owned by certain of the selling stockholders, (iii) the number of common shares underlying the conversion feature of outstanding convertible notes owned by certain of the selling stockholders. See "Circumstances Under Which Selling Stockholders Acquired or May Acquire Securities."

(2)
Percentages calculated based upon the percent of outstanding shares owned by the security holder based on 144,833,721 shares of our common stock outstanding as of November 30, 2006. For multiple stock ownerships, the percentages shown are for the total shares owned.

(3)	Represents 200,000 common shares purchased at a private sale and 2,870,000 common shares issued in consideration for consulting services rendered for the benefit of the Company.
(4)	Represents 100,000 common shares underlying warrants issued to each of the directors and member of the Business Advisory Board.
(5)
Represents common shares and warrants issued to note holders of convertible debt totaling $10.3 million. A total of 10,300,000 common shares underlying warrants were issued as incentive to investors. Warrants representing 7,775,000 common shares have been exercised as of November 30, 2006.

(6)	Represents common shares and warrant issued in consideration for legal services. One hundred thousand of the underlying common shares were assigned to family members of the warrant owner.

(7)	Represents 6,164,001 common shares issued and common shares underlying outstanding warrants issued as bonus shares to employees and Scientific Advisory Board members for services rendered.
(8)	Represents 24,152,509 common shares issued and common shares underlying warrants pertaining to convertible promissory notes entered into by the Company since May 2006.
(9)	In connection with the repurchase of royalty rights, we reached an agreement to issue to a third party warrants to purchase 6,800,000 common shares.
(10)
In connection with the purchase of all patent ownership of the WayCool technology, the Company issued in the name of CH Capital a warrant to purchase 7,040,485 common shares. CH Capital is a private company controlled by Bradley J. Hallock, currently a shareholder and a director and William J. Clough who currently is a shareholder, corporate secretary, corporate counsel and director. Five hundred thousand of the underlying common shares were gifted by William J. Clough to his family members.

(11)	Represents common shares issued to a past management employee in compliance with a written employment agreement in consideration for services rendered for the benefit of the Company.
(X)	Less than 1%.

CIRCUMSTANCES UNDER WHICH SELLING STOCKHOLDERS ACQUIRED OR MAY ACQUIRE SECURITIES

Series A Convertible Preferred
On April 10, 2003 the Company designated 5,000,000 shares of Series A Convertible Preferred Stock (“Series A”). During 2004 and 2005 the Company issued an aggregate of 3,110,580 Series A shares to twenty seven accredited investors in a private placement. As of November 30, 2006, 90,543 Series A shares were issued and outstanding. The Series A is convertible into common shares on a four-for-one basis, accrues annual dividends at $0.10 per share, has a liquidation value of $1.00 per share and has equivalent voting rights as common shares on a share for share basis. In connection with conversion of Series A shares, the Company issued an aggregate of 12,485,148 shares of common stock and have reserved 452,715 shares of common stock for future issuance upon conversion of outstanding Series A shares.

Promissory Notes Convertible to Common Shares
During the second half of 2005 and the first quarter of 2006, the Company sold $10,300,000 convertible promissory notes to thirty three accredited investors through a private placement. The notes bear interest at the rate of twelve percent (12%) per annum and had an initial term of ninety (90) days. The notes grant the Company an option to renew the note for an additional ninety (90) days. For each Investment of five hundred thousand dollars ($500,000), in addition to the convertible note, the investor was issued one hundred thousand (100,000) common shares with piggyback registration rights and a three year warrant for the purchase of an additional 25% of the common shares issued at a per share price of $0.01. All of the notes have been converted to common shares at a per share price of $0.25. In connection with such conversion, we issued an aggregate of 52,300,000 shares of our common stock.

During May 2006, the Company entered into unsecured eighteen-month convertible promissory notes which total $1,500,000. Interest accrues at 12% per annum, payable monthly. The note holders have the right to convert the notes to the Company’s common stock at a price equal to 80% of the average closing bid price of the stock for 10 days preceding the conversion date. During the last six months of 2006, note holders converted $500,000 of the notes into 1,828,517 shares of the Company’s common stock.

During August and September 2006, the Company entered into unsecured eighteen-month convertible promissory notes which total $726,000. Interest accrues at 12% per annum, payable monthly. The note holders have the right to convert the notes to the Company’s common stock at a price equal to 80% of the average closing bid price of the stock for 10 days preceding the conversion date. During the last six months of 2006, note holders converted $626,000 of the notes into 2,238,541 shares of the Company’s common stock.

During Fourth Quarter 2006, the Company entered into unsecured eighteen-month convertible promissory notes which total $3,255,000. Interest accrues at 12% per annum, payable monthly. The note holders have the right to convert the notes to the Company’s common stock at the greater of a per share price equal to 80% of the average closing bid price of the stock for 10 days preceding the conversion date. During Fourth Quarter 2006, note holders converted $2,655,000 of the notes into 9,294,322 shares of the Company’s common stock.

During January 2007, the Company entered into unsecured eighteen-month convertible promissory notes which total $127,500. Interest accrues at 12% per annum, payable monthly. The note holders have the right to convert the notes to the Company’s common stock at a price equal to 80% of the average closing bid price of the stock for 10 days preceding the conversion date.

Series B Convertible Preferred
On February 3, 2004, the Company’s board of directors designated 30,000 shares of preferred stock as Series B Convertible Preferred Stock (“Series B”). As of March 31, 2006, the Company issued an aggregate of 29,068 Series B shares to sixty five accredited investors. As of November 30, 2006, no Series B shares are issued and outstanding. The Series B is convertible to common shares on a one thousand-for-one ratio, accrue cumulative annual dividends of $1 per share, payable quarterly, as authorized by the Board. Series B has a liquidation value of $240 per share and has one thousand votes per Series B share.

Warrants
As of November 30, 2006, ninety two warrants were issued and outstanding for the purchase of 26,311,078 common shares which warrants represent 4,932,250 common shares that were issued to current and former employees, 75,000 issued to members of our Scientific Advisory Board, 528,001 issued to private consultants, 1,100,000 issued to our Company directors, 5,835,342 issued to thirty three accredited investors; see above section, Convertible Promissory Notes issued for financing activities and warrant issuances as described below. The warrants were issued from February 12, 2002 through November 15, 2006 and the price per share ranges from $0.01 to $0.75. All of the warrants contain "full ratchet" anti-dilution protection to avoid dilution of the equity interests represented by the underlying shares upon the occurrence of certain events, such as share dividends or stock splits or the issuance of equity securities.

WayCool Acquisition Warrants
March 24, 2006, CH Capital assigned to the Company all right, title and interest to the WayCool patent in consideration for eight hundred thousand dollars ($800,000) and a three year warrant for 7,040,485 common shares at a per share price of $0.20. The $800,000 amount represents reimbursement for the time and money CH Capital spent acquiring and developing the WayCool technology. CH Capital is a California general partnership controlled by Bradley J. Hallock, currently a shareholder and a director of the Company, and William Clough, who currently is a shareholder, corporate secretary, corporate counsel and director of the Company.

Release of Royalties in Consideration for Warrants
In May 2006, in consideration for cancellation of a royalty obligation and other amounts owed by the Company to a third party; the Company issued to the third party a warrant to purchase 1,200,000 common shares at a per share price of $0.35 for the first 300,000 shares; $0.50 for the next 300,000 shares; $0.75 for the next 300,000 shares and $1.00 for the final 300,000 shares) and a three (3) year warrant for five million six hundred thousand (5,600,000) shares of common stock at a per share price of $0.20.

Employees and Other Insiders
On June 7, 2005, the Company issued 1,900,000 common shares to a past management employee (past president, director and CEO) in compliance with a written employment agreement. 1,500,000 of theses shares were returned to the Company and cancelled on November 28, 2005 because the employment term was not completed

On August 28, 2006, in compliance with a written employment agreement, the Company authorized issuance to a past Company President and Chief Executive Officer two million common shares with piggyback registration rights.

Exemption from Registration
No underwriter, broker dealer or finder participated in any of the sales discussed above, nor did the Company pay any commissions or fees with respect to these issuances. With regard to all such issuances, the Company relied on Section 4(2) of the Securities Act of 1933 (the "Act") or Rule 506 of Regulation D for an exemption from the registration requirement of the Act. The purchasers had access to information concerning the Company, its financial condition, assets, management and proposed activities. Each purchaser represented that he had the ability to bear economically a total loss of his investment. The Company has impressed each security issued in these transactions with a restrictive legend and issued stop transfer instructions to its transfer agent.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, assignees, transferees, donees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:
•	on the OTC electronic bulletin board (OTC:BB) or such other market on which the Common Stock may from time to time be trading;
•	in privately-negotiated transactions;
•	through the writing of options on the shares;
•	short sales; or
•	any combination thereof.

The sale price to the public may be:
•	the market price prevailing at the time of sale;
•	a price related to such prevailing market price;
•	at negotiated prices; or
•	such other price as the selling stockholders determine from time to time.

The shares may also be sold pursuant to Rule 144. The Selling Stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals or broker-dealers acting as agents for themselves or their customers. These broker-dealers may be compensated with discounts, concessions or commissions from the Selling Stockholders or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both. The compensation as to a particular broker-dealer might be greater than customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. The Selling Stockholders may sell shares of Common Stock in block transactions to market makers or other purchases at a price per share, which may be below the then market price. The Selling Stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act or the Securities Exchange Act of 1934 (or Exchange Act) or the rules and regulations under such Acts.

The Selling Stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a Selling Stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

The Selling Stockholders and any other persons participating in the sale or distribution of shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the

Selling Stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

We will pay all the expenses incident to this registration. We estimate that the expenses of the offering to be borne by us will be approximately $13,123. The estimated offering expenses consist of: a SEC registration fee of $3,123, printing expenses of $2,000, accounting fees of $2,000, legal fees and expenses of $2,000, transfer agent fees of $1,000, state Blue Sky registration fees of $2,000 and miscellaneous expenses of $1,000. We will not receive any proceeds from the sale of any of the shares of common stock by the Selling Stockholders. .

The Selling Stockholders should be aware that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 will apply to purchases and sales of shares of our Common Stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our Common Stock while such selling stockholders are distributing shares covered by this prospectus. Accordingly, except as noted below, the selling stockholders are not permitted to cover short sales by purchasing shares while the offering is taking place. The Selling Stockholders are advised that if a particular offer of Common Stock is to be made on terms constituting a material change from the information set forth above with respect to this Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Important Note about Forward-Looking Statements
The following discussion and analysis should be read in conjunction with our audited financial statements as of December 31, 2005 and unaudited 10-QSB filings for the first three quarters of 2006 and the notes thereto, all of which are included elsewhere in this Prospectus. In addition to historical information, the following discussion and other parts of this Prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under "Risk Factors" and elsewhere in this Prospectus.

The statements that are not historical constitute "forward-looking statements". Said forward-looking statements involve risks and uncertainties that may cause the actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements, express or implied by such forward-looking statements. These forward-looking statements are identified by their use of such terms and phrases as "expects", "intends", "goals", "estimates", "projects", "plans", "anticipates", "should", "future", "believes", and "scheduled".

The variables which may cause differences include, but are not limited to, the following: general economic and business conditions; competition; success of operating initiatives; operating costs; advertising and promotional efforts; the existence or absence of adverse publicity; changes in business strategy or development plans; the ability to retain management;

availability, terms and deployment of capital; business abilities and judgment of personnel; availability of qualified personnel; labor and employment benefit costs; availability and costs of raw materials and supplies; and changes in, or failure to comply with various government regulations. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate; therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate.

In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any person that the objectives and expectations of the Company will be achieved.

Losses from Operations; Accumulated Deficit; Negative Net worth and Going Concern.
Historically, we have not generated sufficient revenues from operations to self-fund our capital and operating requirements. These factors raise substantial doubt concerning our ability to continue as a going concern. For the foreseeable future, we expect that our working capital will come from funding that will primarily include equity and debt placements.

Overview
OnScreen Technologies, Inc. (the Company) has pioneered and is commercializing innovative thermal management solutions capable of revolutionizing the LED display, semiconductor and electronic packaging industries. Utilizing its patent-pending thermal technologies and architecture, the Company has developed highly advanced, proprietary LED display solutions and cooling applications that provide increased performance and are less expensive to install and support than competing products and technologies.

The Company is primarily focused on commercialization of its innovative thermal cooling technology, WayCool, and the commercial adoption of its sign display platform product under the name RediAlert™. Additionally, the Company is continuing efforts towards development and commercialization of its Tensile technology. The Company’s product lines utilize the OnScreen™ direct view LED (light emitting diode) sign display technology (sometimes referred to as the “OnScreen™ LED architecture” or “OnScreen™ technology” or “OnScreen™ LED technology”). The Company’s plan is to focus all of its resources on the commercialization of the OnScreen ™ technology.

The Company’s LED products are specially designed to provide display solutions into vertical markets including commercial and government. The OnScreen™ LED architecture provides a platform for the production of LED display products in the current market that is lighter than competitive products and provides a corresponding reduction in wind loading. These architectural benefits yield products that could be easy to install, are portable and require less support infrastructure, which opens new markets for LED message display products.

The Company’s RediAlert™ Rapid Dispatch Emergency Signs product line provides the world’s first truly portable LED product for Emergency Response and commercial advertising using the OnScreen™ LED sign technology. Powered by battery and transported by any vehicle, these products give highly visible emergency information or advertising messages in less than five minutes of set up time. The Company began shipping the RediAlert™ product line during the third quarter of 2006.

The Company does not expect to record any significant growth in revenues until the WayCool technology is commercialized and its RediAlert™ product line is fully deployed nationwide.

During the nine months ended September 30, 2006, the Company continued to incur significant losses from operations. The Company incurred a net loss of $10,871,585 for the nine months ended September 30, 2006. This net loss of $10,871,585 includes non-cash charges of $2,710,440 for compensation and services expense including amortization of deferred compensation related to equity given or to be given to employees and consultants for services provided, $2,358,217 of non-cash amortization of the intrinsic value of convertible debt and the debt discount, and $2,780,000 of non-cash loss for the value of warrants issued as a settlement.

Management has continued to raise the capital needed to fund the development and marketing of the Company’s OnScreen™ products during 2006. During the nine months ended September 30, 2006 the Company received proceeds of $7.7 million for unsecured notes less $0.4 million of expenses. These funds will assist the Company to continue to develop its OnScreen™ products and continue the Company’s operations until the Company brings the OnScreen™ products to market. However, the Company anticipates expanding and developing its technology and product lines which will require additional funding.

Intellectual Property
The Company relies on various intellectual property laws and contractual restrictions to protect its proprietary rights in products, logos, trademarks and services. These include confidentiality, invention assignment and nondisclosure agreements with the Company’s employees, contractors, suppliers and strategic partners. The confidentiality and nondisclosure agreements with employees, contractors and suppliers are in perpetuity or for a sufficient length of time so as to not threaten exposure of proprietary information. The Company continues to file and protect its intellectual property rights, trademarks and products through continued filings with the US Patent and Trademark Office and, as applicable, internationally.

Critical Accounting Policies
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that have a significant impact on the results the Company will report in the Company's financial statements. Some of the Company's accounting policies require the Company to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Actual results may differ from these estimates under different assumptions or conditions.

Asset Impairment
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized as the excess of the carrying amount over the fair value. Otherwise, an impairment loss is not recognized. Management estimates the fair value and the estimated future cash flows expected. Any changes in these estimates could impact whether there was impairment and the amount of the impairment.

Valuation of Non-Cash Capital Stock Issuances
The Company values its stock transactions based upon the fair value of the equity instruments. Various methods can be used to determine the fair value of the equity instrument. The Company may use the fair value of the consideration received, the quoted market price of the stock or a contemporaneous cash sale of the common or preferred stock. Each of these methods may produce a different result. Management uses the method it determines most appropriately reflects the stock transaction. If a different method was used it could impact the expense and equity stock accounts.

Patent Costs
The Company estimates the patents it has filed have a future beneficial value to the Company; thus, it capitalizes the costs associated with filing for its patents. At the time the patent is approved, the patent costs associated with the patent will be amortized over the useful life of the patent. If the patent is not approved, at that time the costs will be expensed. A change in the estimate of the patent having a future beneficial value to the Company will impact the other assets and expense accounts of the Company.

Revenue Recognition
The recognition of the Company’s revenues requires judgment, including whether a sale includes multiple elements, and if so, whether vendor-specific objective evidence (VSOE) of fair value exists for those elements. Customers receive certain elements of our products over a period of time. These elements include installation and training services. The ability to identify VSOE for those elements and the fair value of the respective elements could materially impact the amount of earned and unearned revenue. Also, the Company offers an extended warranty for which the revenues are initially recorded as deferred revenue and recorded to revenue ratably over the applicable warranty period. The Company does not have any history as to the costs expected to be incurred in performing these services. Therefore, revenues may be recorded that are not in proportion to the costs expected to be incurred in performing these services.

Liquidity and Capital Resources
General
The Company’s cash and cash equivalents balance at September 30, 2006 is $185,800. The Company has a net working capital balance at September 30, 2006 of $412,017. The Company has funded its operations and investments in equipment through cash from operations, equity financings and borrowing from private parties as well as related parties. It has also funded its operations through stock paid to vendors, consultants and certain employees.

Cash used in operations
The Company’s operating requirements generated a negative cash flow from operations of $6,772,132 for the nine months ended September 30, 2006.

During the first nine months of 2006 and 2005, the Company has used stock and warrants as a form of payment to certain vendors, consultants and employees. For the first nine months of 2006, the Company recorded a total of $2,710,440 for compensation and services expense including amortization of deferred compensation related to equity given or to be given to employees and consultants for services provided.

During the first nine months of 2006, the Company recorded two additional significant non-cash entries - interest expense of $2,358,216 for the intrinsic value of convertible debt and the amortization of debt discount and $2,629,984 in net settlement loss.

As the Company focuses on the OnScreen™ technology during 2006, it will continue to fund research and development related to the OnScreen™ products as well as sales and marketing efforts related to these products. The Company does not expect to record much revenue until its RediAlertTM product line is fully deployed nationwide. The RediAlertTM product line began shipping during the third quarter of 2006.

Capital Expenditures and Investments
During the first nine months of 2006, the Company invested $25,150 in fixed assets. During the remainder of 2006, the Company anticipates that its capital expenditures should not significantly change. The Company outsources the manufacture of its products.

The Company invested $76,375 in patent costs and $800,000 in technology rights during the first nine months of 2006. The Company expects its investment in patent costs will continue throughout 2006 as it invests in patents to protect the rights to use its OnScreenTM product developments.

Financing activities
During the first nine months of 2006, the Company received $7,294,950 of proceeds from unsecured convertible notes. The Company paid $375,475 on an unsecured notes payable during the first nine months of 2006. During the first nine months of 2006, the Company converted $10,466,000 of convertible unsecured notes into 41,806,425 shares of its common stock. The Company plans on raising the capital needed to fund the further development and marketing of the Company’s products.

Recap of liquidity and capital resources
The Company is seeking to raise additional capital for the commercialization of its OnScreen™ technology product lines which the Company believes will provide sufficient cash to meet its short-term working capital requirements for the next twelve months. As the Company continues to expand and develop its technology and product lines, additional funding will be required. The Company will attempt to raise these funds through borrowing instruments or issuing additional equity.

The Company received $726,000 of proceeds from a private placement of convertible notes and $150,000 of proceeds in other notes during the third quarter of 2006 and the Company is continuing to raise funds. The proceeds from the sale of such securities should be sufficient to satisfy the Company's short-term working capital requirements.

Management of the Company believes that equity financing or debt will be available to fund its operations until revenue streams are sufficient to fund operations; however, the terms and timing of such equity or debt cannot be predicted and there is no assurance that such financing will close. Management expects the OnScreenTM LED technology to be commercialized during 2006 and 2007. The Company cannot assure that it will generate material revenues by that date or that its revenues will be sufficient to cover all operating and other expenses of the Company. If revenues are not sufficient to cover all operating and other expenses, the Company will require additional funding. There is no assurance the Company will be able to raise such additional capital. The failure to raise additional capital or generate product sales in the expected time frame will have a material adverse effect on the Company.

Results of Operations For Nine Months Ending September 30, 2006
Revenue
During the nine months ended September 30, 2006, revenue was $148,950 and $90,653 for the same period during 2005. The revenue for the nine months ended September 30, 2006 is comprised of $80,860 from Living WindowTM products and related add-ons, $47,990 from RediAlert products, and $20,100 from other income. For the nine months ended September 30,

2005, the Company recorded revenue of $49,433 from Living WindowTM products and related add-ons, $37,176 from the LED Truck rental, and $4,044 from other income.

During the three months ended September 30, 2006 and 2005, revenue was $84,145 and $37,534, respectively. The revenue for the three months ended September 30, 2006 is comprised of $47,990 from RediAlert sales, $27,755 from Living WindowTM products and related add-ons and $8,400 from other income. For the three months ended September 30, 2005, the Company recorded $33,135 from Living WindowTM products and related add-ons, $1,500 from the LED Truck rental and $2,899 from other income.

As the Company ships its RediAlertTM product line during the second half of 2006, the Company expects its revenues will increase during 2006 compared to the prior year.

Cost of revenue
The cost of revenue for the nine months ended September 30, 2006 and 2005 was $772,836 and $121,185, respectively. For the three months ended September 30, 2006 and 2005, the cost of revenue was $327,131 and $57,945, respectively. The significant increase during 2006 compared to prior year is primarily the result of an inventory write-down of impaired inventory to market value of $595,167. While the Company’s sales are low, it expects the cost of sales to fluctuate between periods as a percentage of its revenues.

Selling, General and Administrative Expenses
Selling, General and Administrative (SG&A) expenses includes such items as wages, consulting, general office expenses, business promotion expenses and costs of being a public company including legal and accounting fees, insurance and investor relations.

SG&A expenses increased from $3,847,681 for the nine months ended September 30, 2005 to $5,578,666 for the same period during 2006. This increase of $1,730,985 is primarily the result of increased non-cash expenses of approximately $1.6 million as well as the Company is putting in place the infrastructure in to support the distribution of the OnscreenTM product lines.

For the three months ended September 30, 2006 compared to the same period in 2005, SG&A expenses decreased $602,590 primarily the result of lower non-cash expenses.

To conserve its cash, the Company continues to pay certain expenses through equity compensation versus cash compensation and during the nine months ended September 30, 2006, the Company recorded approximately $2.5 million related to equity compensation that was granted to certain employees and consultants for their services provided to the Company.

Research and Development
The research and development costs are related to the OnScreen™ technology to which the Company acquired the licensing rights. The increase of $75,347 and $975,347 in research and development during the three and nine months ended September 30, 2006, respectively compared to the same period in 2005 is a result of activities to further research and develop the OnScreen™ technology and products. During the nine months ended September 30, 2006, the Company recorded approximately $200,000 of non-cash compensation for research and development consulting services provided to the Company. The Company anticipates increasing its expenditures in research and development during the remainder of 2006 compared to 2005.

Restructuring Costs
The Company incurred $13,967 of restructuring costs during the nine months ended September 30, 2006 related to the move from Florida to Oregon.

Other Income
The investment income remained relatively unchanged during the three and nine months ended September 30, 2006 compared to the same period in 2005. The Company does not expect this item to be significant during the balance of 2006.

Settlement Gain (Loss), Net
The Company recorded a net settlement gain (loss) for the three and nine months ended September 30, 2006 of $175,000 and $(2,489,507), respectively. The Company did not have any significant settlement gain (loss) during the three and nine months ended September 30, 2005.

The Company recorded a settlement gain for the three and nine months ended September 30, 2006 of $175,000 and $290,493, respectively. During 2005, the Company reached a settlement with Capitol City Trailers regarding the use of one of its trucks. For the nine months ended September 30, 2006, the Company had received $20,833, which it has recorded as a settlement gain. During the first quarter of 2006, the Company reached a settlement with Mobile Magic where Mobile Magic agreed to pay $175,000 as settlement of the Company’s claim against it. Due to the financial condition of Mobile Magic, the Company had not recorded as of June 30, 2006 a receivable of $175,000 for the remaining amount. During August 2006, Mobile Magic paid the first installment of $50,000 due per the agreement. The settlement of $175,000 with Mobile Magic was recorded during the third quarter as a settlement gain. The Company also had recorded approximately $150,000 as a payable to Mobile Magic who was constructing a truck that the Company never received. As part of the agreement the Company does not owe the $150,000 and recorded a settlement gain for this amount during the first quarter of 2006. This was offset by legal fees for approximately $65,000.

During April 2006 the Company negotiated the terms of a full and final settlement with Fusion Three, LLC whereby Fusion Three, LLC relinquishes all rights and claims to any revenues and fees in consideration for the Company issuing to Fusion Three, LLC a three year warrant authorizing Fusion Three, LLC to purchase up to 5,600,000 shares of common stock at a per share price of $0.20. The Company also agreed to issue Fusion Three, LLC a warrant to purchase up to 1,200,000 shares of common stock at per share price of $0.35 for 300,000 shares; $0.50 for 300,000 shares; $0.75 for 300,000 shares and $1.00 for 300,000 shares before November 15, 2007. During the second quarter of 2006, the Company recorded a net settlement loss of $2,780,000 associated with this transaction.

Change in value of warrant liability
During the three and nine months ended September 30, 2006, a gain of $2,039,181 and $3,718,543, respectively was recorded for derivative liabilities. The Company no longer has any financial instruments with indeterminate shares and as such the value of warrant liability at September 30, 2006 has been reclassified to equity.

Intrinsic value of convertible debt and amortization of debt discount
The Company recorded an expense of $158,489 and $2,358,217 for the three and nine months ended September 30, 2006, respectively for the intrinsic value of convertible debt and the amortization of debt discount. There were no remaining unamortized debt discount amounts at September 30, 2006.

Interest Expense
The interest expense of $819,385 and $1,504,089 for the three and nine months ended September 30, 2006, respectively is for the interest on the unsecured convertible notes payable and deferred financing fees. Deferred financing fees were $768,000 and $1,169,050 for the three and nine months ended September 30, 2006. The interest expense of $76,451 and $133,001 for the three and nine months ended September 30, 2005, respectively, was for unsecured notes payable entered into in late March 2005.

Preferred Stock Dividends
During the nine months ended September 30, 2006 and 2005, the Company recorded Series A Convertible Preferred Stock dividends of $49,801 and $154,350, respectively and Series B Convertible Preferred Stock dividends of $125 and zero, respectively. During the three months ended September 30, 2006, the Company recorded income of $49,794 as Series A Convertible Preferred shareholders accepted the Company’s offer to receive all outstanding dividends through March 2006 in either cash or common shares at a per share price of $0.20. The Company recorded during the three months ended September 30, 2005 Series A Convertible Preferred Stock dividends of $48,144.

Results of Operations For Year Ending December 31, 2005
Revenue
During the year ended 2005, revenue was $133,650 and $145,988 for the same period during 2004. The revenue for year ended December 31, 2005 is comprised of $87,573 from Living WindowTM products and related add-ons, $41,176 from the LED Truck rental and $4,901 from other revenue. For the year ended December 31 2004, the Company recorded $83,580 of revenue from the LED Truck and $62,408 of other revenue.

The Company began shipping its Living WindowTM product during late June 2005. As the Living WindowTM product penetrates the marketplace, the Company’s expects its revenues will increase during 2006 compared to 2005. During late 2005, the Company entered into an agreement with a third party to manage the rental of its mobile LED truck. The Company expects the mobile LED truck to remain a small source of revenue during 2006.

During 2005, 43% of revenues were derived from three customers at 19%, 12% and 12%. During 2004, 36% of revenues were derived from two customers at 25% and 11%.

Cost of revenue
The cost of revenue for the year ended December 31, 2005 and 2004 was $170,533 and $0, respectively. The cost of revenue exceeded sales during 2005, mainly because of the mobile LED truck which had revenues of $41,167 and cost of revenue of $78,321 which was mainly depreciation on the mobile LED truck.

While the Company is introducing its new products and until it sells larger volumes to get economies of scale, it expects the cost of sales to fluctuate between periods as a percentage of its revenues.

During 2005, the Company refined its process of capturing the costs associated with the LED truck, thus the costs are higher for cost of sales related to the LED truck than for the same period in 2004.

Selling, General and Administrative Expenses
Selling, General and Administrative (SG&A) expenses includes such items as wages, consulting, general office expenses, business promotion expenses and costs of being a public company including legal and accounting fees, insurance and investor relations.

SG&A expenses decreased from $6,936,155 for the year ended December 31, 2004 to $4,942,320 for the same period during 2005. This decrease of $1,993,835 is primarily the result of decreased consulting expenses of approximately $2,239,000 offset by increased marketing and sales costs during 2005 to market the OnScreen™ product lines.

During 2004, the Company had issued equity for certain consulting services provided to the Company for which the Company recorded approximately $2,192,000 of non-cash expense. During 2005, the Company did not incur these consulting services as it had hired employees to assist with the functions previously provided by the consultants. This resulted in the decrease of approximately $2,239,000 in consulting expense during the year ended December 31, 2005, compared to the same period in 2004. The Company did record approximately $55,000 of non-cash consulting expenses during 2005.

For the year ended December 31, 2005 compared to 2004, the Company recorded non-cash compensation of approximately $1,323,000 and $2,090,000 for the years ended December 31, 2005 and 2004, respectively.

The company anticipates its sales and marketing expenditures to increase during 2006 compared to 2005 as the Company is in the process of the commercialization and marketing of its OnScreen™ product lines. The other general and administrative expenses will also increase during 2006 compared to 2005 as the Company is putting in place the infrastructure to support the distribution of the OnscreenTM products.

Research and Development
The research and development costs are related to the OnScreen™ technology to which the Company acquired the licensing rights. The increase of $375,383 in research and development during the year ended December 31, 2005, compared to the same period in 2004 is a result of activities to further research and develop the OnScreen™ technology and products. The Company anticipates continuing to increase its expenditures in research and development during the remainder of 2006 compared to 2005 to bring its OnScreen™ technology products to commercialization.

Restructuring costs
During the fourth quarter of 2005, the Company moved its headquarters to Portland, Oregon from Safety Harbor, Florida. As part of the corporate office relocation, the Company incurred $78,801 of restructuring costs for severance for seven employees and relocation expenses for two employees. No additional expenses are anticipated.

Impairment Loss
During 2004, the Company wrote off the remaining balance of its EyeCatcherPlus displays which resulted in an impairment loss of $195,398. During 2005, there was no impairment loss recorded.

Bad Debt
Bad debt expense has decreased by $6,682 during 2005 compared to 2004. The bad debt expense is primarily related to the mobile LED truck business. The Company does not anticipate this to be a large item during 2006.

Other Income
The Company recorded $14,510 of other income related primarily to bookkeeping services and rental income from a sublease to a related party during 2004. This arrangement was cancelled during 2004.

Other Expense
During 2005, the Company recorded a $16,787 loss related to the disposal of certain fixed assets related to moving the headquarters to Portland Oregon from its Florida location. During 2004, the Company recorded $22,768 related to a loss on the disposal of certain fixed assets.

Investment Income
During 2004, in order for the Company to optimize its return on the equity funds it has raised, it invested in certain liquid marketable securities. During 2005 and 2004, the Company recorded $20,680 and $20,969, respectively, of investment income net of any losses related to these investments.

Settlement Gain
The Company recorded a settlement gain of $16,667 for the year ended December 31, 2005. During 2005, the Company reached a settlement with Capitol City Trailers regarding the use of one of its trucks. The settlement resulted in Capitol City Trailers paying $37,500 to the Company over time. At December 31, 2005, the Company had received $16,667, which it has recorded as a settlement gain. Due to the financial condition of Capitol City Trailers, the Company has not recorded a receivable of $12,917 for the remaining amount, but will record it as a settlement gain when it is received.

The settlement gain was $335,465 for the year ended December 31, 2004. The main component of the 2004 gain was from the settlement of a disputed convertible promissory note in the principal amount of $234,869 plus 8% interest accruing from the note date of August 1999. On February 5, 2004, the Company satisfied this disputed obligation with 60,000 shares of the Company’s common stock. These shares were valued at $60,600 and the Company recorded a settlement gain of $267,458 in February 2004.

Settlement Loss
The settlement loss was $139,621 for the year ended December 31, 2004. During 2004, the Company paid approximately $68,000 related to services provided by a consultant that was in dispute and accrued $67,000 at December 31, 2004 related to a proposed settlement with another consultant.

Interest Expense - Intrinsic Value of Convertible Debt and Amortization of Debt Discount
The Company recorded an expense of $1,676,481 for the year ended December 31, 2005 for the intrinsic value of convertible debt and the amortization of debt discount. The total intrinsic value of convertible debt recorded was $1,778,436 and a debt discount of $215,275. The remaining $317,230 will be expensed during the first quarter of 2006.

Interest Expense
The Company incurred $336,051 and $64,071 of interest expense during 2005 and 2004, respectively. The interest expense for the year ended December 31, 2004 includes $46,500 of non-cash interest related to the value of options issued under default provisions of certain notes and $17,571 of interest paid by the issuance of equity.

The interest expense of $336,051 for year ended December 31, 2005 is for the interest on the $1.5 million unsecured note entered into during March 2005 which was replaced with unsecured convertible notes and the $3.5 million of unsecured convertible notes entered into during the third and fourth quarter of 2005. The Company will continue to incur interest on these notes until they are paid off.

Net Loss
The net loss increased $577,896 for the year ended December 31, 2005 compared to the same period in 2004. The increase in net loss during 2005 compared to 2004 is mainly the result of recording the $1,676,481 of non-cash intrinsic value of convertible debt and amortization of debt discount related to the convertible notes payable and an increase of research and development costs of approximately $375,000 and interest expense of approximately $272,000. This is offset by a decrease of selling and administrative expenses of approximately $2 million.

Preferred Stock Dividends
During the year ended December 31, 2005, the Company recorded Series A Convertible Preferred Stock dividends of $201,895.

During the year ended December 31, 2004, the Company recorded $172,000 and $28 for the intrinsic value associated with the embedded beneficial convertible feature of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, respectively.

For financial statement purposes, the intrinsic value associated with the embedded beneficial convertible feature of Series A and Series B Convertible Preferred Stock was recorded as a preferred stock dividend.

Additionally, during 2004, the Company recorded Series A Convertible Preferred Stock dividends of $270,583 and Series B Convertible Preferred Stock dividends of $17,901.

The Company expects the preferred stock dividends will be lower for 2006 compared to 2005 as some of the preferred stock was converted into common stock during 2005.

DESCRIPTION OF BUSINESS

Industry Overview
The use of bright LEDs in large and small scale products has been expanding over the past several years. LED’s have become the technology of choice for many products because they offer significant advantages in brightness, energy efficiency and longer product life over traditional illumination choices. Until the advent of high-brightness LED display technology, few options existed for videotext and motion displays to be viewed in direct sunlight.

Energy consumption is a limiting factor in the advancement of outdoor LED displays. Because significant energy is required to illuminate a LED motion display in direct sunlight, significant heat is generated when powering LED’s to brightness adequate to be seen in direct sunlight. Current LED packages and heat transfer mechanisms generally do not easily accommodate close pixel spacing on this generation of products - a limiting visual factor when viewed from any distance less than a couple hundred feet. This also means that, until now, a commercial product with real market potential, i. e., outdoor television and medium scale display advertising, has been technically difficult and expensive to produce.

To date, the leading cause preventing a larger proliferation of large-scale LED products has been cost. The Company believes that a more cost effective display technology can result in a significantly deeper market penetration for these displays.

OnScreen™ LED Technology
OnScreen Technologies, Inc. has created a range of products with significant architectural benefits and brighter visibility than the current generation of sign displays. Our sign displays are visible in direct sunlight and substantially reduce many of the disadvantages associated with current displays, including sun-loading, wind-loading and excessive weight. The OnScreen™ LED technology delivers simple light weight, see-through arrays that eliminate the need for complex modules. In our products, LEDs are equally spaced in a configuration that allows light and air to pass through the system, thereby permitting rapid heat transfer and avoiding overheating.

Materials and Manufacturing Cost
OnScreen Technologies, Inc. has developed an open LED configuration that permits nearly unobstructed flow of air through the LED screen, thereby significantly reducing wind loading. This also reduces the weight of the sign system and the cost of the structure that supports the sign system. These advantages are present to some extent in all OnScreen™ LED sign product lines.

Structure Benefits
Wind loading is reduced because of the “grid design” that permits air to pass through the LED grid and, at the same time, the ambient fluid air dissipates the heat from the LEDs. Because of this lighter weight and the reduced wind loading of the OnScreen™ LED architecture, the foundation and support structure can be reduced in size and cost. In a typical large scale sign deployment, the cost allocation is approximately 30% sign and 70% installation and infrastructure.

Storage, Shipping, Handling and Setup Cost
Our products are lighter than competitive systems and offer significant savings in storage, shipping, handling and installation costs because of the “foldable” feature of several models that can be shipped laid back-to-back with greatly decreased volume and weight, resulting in lower shipping cost.

Life Cycle Cost
Because of higher LED junction temperature in traditional LED displays, LED lifetime, brightness, and efficiency degrade over time. Our products are designed to dramatically reduce the LED junction-to-environment thermal resistance, resulting in a lower junction temperature for any given brightness level. This yields higher brightness at lower power levels, thus reducing operating cost and increasing reliability.

Weight
The unique OnScreen™ LED architecture reduces the weight-per-unit area compared to current systems primarily due to efficient placement of LEDs on a grid structure with void empty space through which convective air cooling freely passes. This architecture eliminates some of the heavy external cooling needed for traditional displays versus complex rigid solid circuit board modules in present LED displays.

Brightness
Greatly increased brightness can be achieved through the use of innovative optics that address spatial tuning, horizontal axis optics, angular aperture control and optical efficiency. While brightness resulting from the OnScreen™ LED architecture can be optimized through the use of our innovative pixel packages, standard off the shelf pixels are used as well, depending on the application.

OnScreen™ LED Sign Products
RediAlert™
The Company is committed to complete production in its government emergency response product line. The first of this product line is the RediAlert™ Rapid Dispatch Emergency Signs. The RediAlert™ design is based on an arrangement of LEDs placed periodically along the edge of narrow horizontal louver like slats similar to Venetian blinds that provide structural integrity without sacrificing other advantages. The initial RediAlert™ product uses a thin, light-weight rigid support material as the principal structure to hold the LEDs and supply the necessary circuitry, while permitting the OnScreen™ LED “see through” display and lightweight design. The systematic elimination of support material results in a unique screen effect capable of permitting free flow of air between the slats and creating the appearance of an opaque background for easy reading of the sign in bright sunlight conditions.

The RediAlert™ is capable of displaying three lines of variable text for messaging at emergency response incidents where it is important to quickly convey a message to motorists and pedestrians. Independently powered by 12VDC battery power, this easily deployable, folding 3' x 5' illuminated screen provides law enforcement and emergency management personnel with the latest in technology and equipment to assist in communicating with the public. RediAlert™ products are designed to collapse and fit into the trunk of emergency vehicles. These products are capable of being deployed by a single person within minutes and represent a significant market for the Company. Our target markets include the rapidly expanding Homeland Security effort, federal and state homeland defense, law enforcement, military, emergency response and traffic control.

RediDMS™
This product line is in development stage. The RediDMS™, Dynamic Message Signs (DMS) is a stationary sign capable of displaying variable text that will be remotely controlled by means of a wireless modem. The components of this product are similar to the RediAlert™ in that the louver configuration is a fundamental element. The Company intends to outsource the manufacture of the RediDMS™ and initially market the RediDMS™ through standard Department of Transportation (DOT) programs. Contractual relationships with established Department of Transportation contractors are currently being pursued by the Company.

It is intended that the DOT usage of the RediDMS™ will include messages relating to Amber Alert, Emergency Ahead, Homeland Security Warnings and other emergency warnings. The primary benefits of RediDMS™ are associated with the reduced infrastructure because of its light weight.

Living Window™
The full color Living Window™ that is currently in development is intended to be the basis of a product line that features a new generation of bright full color LED products specifically designed for the retail industry and point of purchase advertising markets. This product line features electrical conductors imbedded in a rigid grid material that also serves as the structural member on to which the LEDs are mounted. Our design permits a product that consists of approximately 70% vacant space, through which ambient air can freely flow to permit heat transfer.

This product line can provide highly effective advertising to several different vertical retail markets, such as auto dealerships, grocery stores, movie theaters, malls, and restaurants. This product will be marketed under the name, Living Window™. The full color Living Window™ will enable retailers to communicate a bright three-to-six-line text message directly to customers through a 15 to 30 square feet, lightweight, see-through sign that is lighter than most comparable products and which can be easily installed in a window or suspended in a indoor environment. Living Window™ enables any business owner to use a remote computer to display a message or change the existing message in a matter of seconds on one or more signs located in one or multiple remote locations. One of the most appealing factors of Living Window™ is its revolutionary product design that does not interfere with the integrity of the building architecture. The transparent design allows ambient light to enter, customers to see in and employees to see out, all while a variety of text and graphics modes are being displayed.

Tensile Roll-Up
The innovative Tensile technology is currently in the design and prototyping stage. Tensile is a revolutionary LED sign design that features flexibility of the LED screen in addition to lightweight, see-through features as used in the other OnScreen™ sign products. The unique open design permits easy flow of ambient air through the X-Y grid for better heat dissipation. Full color and video motion are intended to be standard features. This product is designed for indoor and outdoor video displays, signage, indoor and outdoor lighting, including complex forms and decorative elements such as light-walls, light sculpture, and chandeliers. Among the advantages of Tensile is the ability to retrofit existing signage infrastructure with little modification due to the lightweight and advanced thermal management characteristics of Tensile. Furthermore, these innovative characteristics also allow Tensile to be used in new applications and locations where LED technology could not previously be used due to weight, thermal management and structural constraints.

LED Sign Market Potential
The Company believes that there are no new architectural developments in the area of LED sign technology that addresses the key limitations of current LED display systems. The Company is focusing its efforts towards further defining the market environment, size, growth, trends, competitive analysis, product roadmap, partnering strategy and commercial sales program. Specific applications of the OnScreen™ LED technology include: billboards, store windows, large screen indoor and outdoor products, outdoor commercial and residential televisions, curved and complex shaped displays, artistic light displays, Amber Alert project, Homeland Security, roadway “intelligent transportation systems” (ITS) and see-through displays on buildings. An additional potential marketing strategy is directed toward licensing the OnScreen™ LED technology intellectual property to worldwide manufacturers of LED sign products and components.

OnScreen Technologies, Inc. is currently pursuing markets related to LED products that include:
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Rapidly deployed, highly mobile, emergency response products, RediAlert™. This product is directed toward government emergency response and public safety matters such as homeland security, Amber alert, automobile accidents, traffic control and public information.

•
Stationary or fixed highway signage designed to display highway traffic messages, emergency messages, and commercial advertising messages, RediDMS™. Although these products will be mounted along roadways for the purpose of traffic control and emergency information, when the circumstances permit, these products can be used for roadway advertising. This product is intended to include an optional wireless modem capable of transmitting data to be displayed on the sign at a moments notice.

•
Indoor, see through window, commercial advertising products, Living Window™. Our market focus is retail level such as automobile dealerships, restaurants and other retail markets. This product is intended to include an optional wireless modem capable of transmitting and receiving data to be displayed on the sign.

•
Outdoor, rapidly deployed, mobile, commercial advertising products, RediAd™. The primary commercial market objective is the short term, nonrecurring daily or weekly specials, initial retail openings, holiday/special events and sporting events.

Market Analysis
In August 2003, OnScreen Technologies, Inc. contracted with Principia Partners, an independent third party new product research consulting firm, for a comprehensive market analysis of standard LED display application programs to analyze and assist the Company in determining the saleable features and breadth of applications for the OnScreen™ LED technology and the viable options for generating returns via intellectual property licensing of the OnScreen™ LED technology. Based upon the market segmentation analysis and assuming that there are no technological breakthroughs in direct competition with the OnScreen™ LED technology, the Company believes that there exists a directly addressable North American market of over $5 billion for OnScreen™ LED technology-based products for large format outdoor advertising and retail applications. The market potential for the transportation applications of OnscreenTM LED technology products in North America is estimated to be over $2 billion.

OnScreen Technologies, Inc. Business Strategy
The implemented Company business strategy includes an expanding basis of innovative ideas and products based on the OnScreen™ LED technology. The Company continues to develop and purchase OnScreen™ LED architecture related new product ideas and enhance its current technology. Examples of potential areas to which the company will look to create market opportunity include: LED pixel packages, custom mounting hardware, ventilation support systems and electronic subsystems.

Licensing
The Company intends to implement a broad intellectual property licensing program for select products in order to commercialize various segments of the OnScreen™ LED technology, including Tensile for retail and large outdoor format applications, on a larger scale than is possible with the financial resources currently available to the Company. Through this program, the OnScreen™ LED technology is intended to be exploited through the development of worldwide license and royalty agreements. This strategy has been adopted for several reasons:
•	It is considerably less capital intensive than developing manufacturing and marketing capabilities.
•	It provides revenue streams immediately through advance licensing fees.
•	It provides an opportunity to fund further research and to build/develop the intellectual property portfolio surrounding the Company.
•	It can provide continuous long-term revenue streams.
•	It provides a more rapid adaptation and proliferation of the OnScreen™ LED technology.
•	It expedites finding potential corporate “partners”.
•	It provides the opportunity for greater margins.

These benefits are intended to be used as the primary method for promoting rapid adoption of WayCool (Please see below the section “OnScreen™ WayCool Thermal Management Technology”) through licensing agreements with various suppliers in the microprocessor-based electronics markets. These include potential licensing relationships with chip original equipment manufacturers (OEMs), original development manufacturers (ODMs), as well as potential relationships with companies serving the after-market retail market segment. It is intended that a worldwide licensing strategy for WayCool will open significant business opportunities for this technology in a number of vertical market applications. WayCool is discussed below in the section entitled OnScreen™ WayCool Thermal Management Technology.

Outsource Manufacturing
The Company outsources the manufacture and assembly of the OnScreen™ LED technology product lines.

Intellectual Property Rights to OnScreen™
The following scenario describes the evolution of the license and ownership of the OnScreen™ LED technology patent:
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On or about July 23, 2001, the Company entered into a Contract and License Agreement (hereafter the “License Agreement”) with the inventor of the OnScreen™ LED technology which agreement entitled the Company to 75% of the revenue generated from the direct view OnScreen™ LED sign technology with angular dimension greater than 30 inches and guaranteed the inventor a minimum royalty of $50,000 the first year, $100,000 the second year and $250,000 each year thereafter.

•
On January 10, 2005 and February 16, 2005, the inventor/owner of the OnScreen™ LED technology patent conveyed ownership of the OnScreen™, WayCool and WayFast patents to CH Capital, a related party of the Company, for value received. This conveyance is subject to the above stated OnScreen™ license rights of the Company.

•
On February 16, 2005, in consideration for the payment of two hundred thousand dollars ($200,000), CH Capital conveyed to the Company the OnScreen™ patent rights. This conveyance vested in the Company the ownership of the OnScreen™ LED technology patent.

•	On March 24, 2006, CH Capital assigned to the Company all right, title and interest to the WayCool patent in consideration for eight hundred thousand dollars ($800,000) and a three year warrant for 7,040,485 common shares at a per share price of $0.20. The $800,000 amount represents reimbursement for the time and money CH Capital spent acquiring and developing the WayCool technology.

Fusion Three, LLC Settlement
In August 2002, the Company entered into an agreement with Fusion Three, LLC whereby Fusion Three, LLC paid the annual $50,000 Company minimum royalty fee (See above, Intellectual Property Rights to OnScreen™) in consideration for the Company’s conveying to Fusion Three, LLC 5% of the Company’s interest in the OnScreen License Agreement. In December 2002 the Company and Fusion Three, LLC entered into an addendum to the August 2002 agreement whereby Fusion Three, LLC paid the $100,000 second year minimum royalty fee in consideration for an additional 10% of the Company’s interest in the OnScreen License Agreement. On January 14, 2004, the inventor agreed to accept $175,000 in lieu of the $250,000 third year minimum royalty fee payment. This payment was made by the Company to the inventor.

On February 3, 2004, we reached a Master Settlement and Release Agreement with Fusion Three, LLC whereby, in consideration for the exchange of mutual releases and Fusion Three, LLC relinquishing its claim to any of the OnScreen™ technology; we paid to Fusion Three, LLC $150,000 plus agreed to pay annually declining percentages of revenue derived from the commercialization of the direct view LED video display technology as follows: 5% in 2005 declining to 2% in year 2008 and thereafter.  In the event of a change of control of the Company, the percentage of revenue stated above would terminate and a single payment transaction fee would be paid to Fusion Three, LLC ranging from 10% of the OnScreen appraised value up to $100,000,000, 7.5% for the appraised value between $100,000,001 and $200,000,000, 5% of the appraised value between $200,000,001 and $300,000,000, and 4% of the appraised value between $300,000,001 and $400,000,000 and 3% for the appraised value between $400,000,001 and $500,000,000 and 2% for any appraised amounts between $500,000,001 and $600,000,000.

During April 2006 the Company negotiated the terms of a full and final settlement with Fusion Three, LLC whereby Fusion Three, LLC relinquished all rights and claims to any revenues and fees in consideration for our issuing to Fusion Three, LLC a three year warrant authorizing Fusion Three, LLC to purchase up to five million six hundred thousand (5,600,000) shares of our common stock at a per share price of $0.20. We also agreed to issue Fusion Three, LLC a warrant to purchase up to one million two hundred thousand (1,200,000) shares of our common stock at a per share price of $0.35 for 300,000 shares; $0.50 for 300,000 shares; $0.75 for 300,000 shares and $1.00 for 300,000 shares before November 15, 2007. Regarding all of the common shares underlying the warrants, we are obligated to file a Form SB-2 registration statement with the SEC within no more than one hundred twenty (120) days from the date of the agreement.

Intellectual Property Protection
We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights in products and services. These include confidentiality, invention assignment and nondisclosure agreements with our employees, contractors, suppliers and strategic partners. The confidentiality and nondisclosure agreements with employees, contractors and suppliers are in perpetuity or for a sufficient length of time so as to not threaten exposure of proprietary information. In addition, we intend to pursue the registration of our trademarks and service marks in the United States and internationally.

•
A utility patent application was filed July 23, 2003 on the OnScreen™ LED technology that contains over 50 separate claims. The Company retained Knobbe, Martens, Olson & Bear, LLP and Banner & Witcoff, Ltd. to manage our current interests relative to the prosecution of the national and international patents.

•	A utility patent application was filed November 28, 2003 relating to the basic OnScreen architecture design. This basic OnScreen architecture is the basic principle for the OnScreen product line.
•	A utility patent application was filed May 18, 2004 on behalf of the Company to protect our intellectual property rights regarding our Living Window™ product design.
•	February 10, 2005 a utility patent application was filed on behalf of the Company relating to the aerodynamic RediAlert™ LED sign system.
•	A utility patent application was filed December 20, 2005 relating to the OnScreen WayCool Thermal Management Technology.
•	September 29, 2006 a utility patent was filed on behalf of the Company relating to the RediAlert product design.
•	October 4, 2006 a series of Divisional patent applications were files relating to the Living Window™ product design.
•	September 7, 2006 a provisional patent application was filed relating to the OnScreen Tensile roll-up sign design.
•	In the months of June, July, September and October 2006 Provisional patent applications were filed relating to various modifications and enhancements for the WayCool product design.
•	August 20, 2003 Patent Cooperation Treaty applications were filed relating to the basic OnScreen LED mesh design.
•	December 21, 2005 Patent Cooperation Treaty applications were filed relating to the WayCool product design.
•	February 10, 2006 Patent Cooperation Treaty applications were filed relating to the aerodynamic RediAlert™ LED sign system design.
•
March 24, 2006 CH Capital assigned to the Company all right, title and interest of the WayCool patent. This assignment has been recorded and is a matter of record with the United States Patent and Trademark Office.

On February 25, 2004, we were notified by the United States Patent and Trademark Office that the examining attorney reviewed the “OnScreen™” trademark application and found no similar registered or pending mark registered under Trademark Act Section 2(d), U.S.C. Section 1052(d) TMEP sect 1105.01. We were, however, required to disclaim the unitary expression “onscreen technology” because the individual component words of a complete descriptive phrase are not registerable. This disclaimer does not impair the “OnScreen™” trademark nor the “OnScreen™ technology” words when used in conjunction with the trademark.

On May 2, 2006 the United States Patent and Trademark Office permitted registration of the mark, RediAlert™, under the Trademark Act of 1946, as amended.

We continue to pursue our applications for trademark registration relating to “Ready Dispatch Emergency Sign”, “Living Window” and “RediDMS” relating to our OnScreen™ LED architecture signage.

The Company continuously reviews and updates the existing patent and trademark filings and files new documentation both nationally and internationally (Patent Cooperation Treaty) in a continuing effort to maintain up to date patent and trademark protection.

There is no assurance that our patents and trademark registrations will be granted. Furthermore, we are exposed to the risk that other parties may claim we infringe their existing patent and trademark rights, which could result in our inability to develop and market our products unless we enter into licensing agreements with the technology owner or could force us to engage in costly and potentially protracted litigation.

OnScreen™ WayCool Thermal Management Technology
Among the challenges and limitations in the development of high-end desktop computers and workstations is the thermal dissipation associated with advanced processors. It is anticipated that the next generation of high-end processors using dual core design pushes the thermal envelope even further. This thermal challenge has been approached by manufacturers of high-powered processors by advancing heatsink and fan technology beyond the state of the art known only a few years ago. The OnScreen™ WayCool Thermal Management Technology is designed as an answer to this challenge. WayCool provides a straightforward technology to effectively improve management of operating temperatures of electronics over conventional approaches, as verified by external testing and evaluation.

WayCool Market Analysis
The Company received a report in May 2005 prepared by an independent third party new product research consulting firm that provided a comprehensive market compilation and analysis of the semiconductor industry shipments in the personal computer and server markets for major producers as well as an evaluation of the market impact of the WayCool Thermal Management Technology in context with the total semiconductor industry demand. The principal focus of the report was to determine a preliminary business valuation for WayCool in providing a viable solution for computer processor chip thermal management.

The report of the independent third party research firm found that the semiconductor industry is expected to move to the use of advanced cooling solutions to solve an increasing need for higher processing speeds so as to better manage greater power requirements. It is expected that exponential increases in thermal output could limit traditional thermal management solutions over the next three years.

The potential market opportunity for WayCool is very large. Third party analysis indicates that a market potential of over $5 billion exists in the vertical market of PC and server applications. The potential application of WayCool to other types of electronics, such as video display chips and other types of microprocessor-based electronics is estimated to equal or exceed the single market potential of PCs and servers.

Intellectual Property Rights to WayCool Thermal Management Technology
On January 10, 2005 and February 16, 2005, the inventor/owner of the OnScreen™ LED technology patent conveyed ownership of the OnScreen™, WayCool and WayFast patents to CH Capital, for value received. CH Capital is a California general partnership controlled by Bradley J. Hallock, currently a shareholder and director and William Clough, currently a shareholder, corporate secretary, corporate counsel and director.

On February 16, 2005, in consideration for the payment of two hundred thousand dollars ($200,000), CH Capital conveyed to the Company the OnScreen™ patent rights. This conveyance vested in the Company the ownership of the OnScreen™ LED technology patent.

March 24, 2006 CH Capital assigned to the Company all right, title and interest of the WayCool patent in consideration for a one time payment of eight hundred thousand dollars ($800,000) plus three year warrants that represent 7,040,485 common shares. The $800,000 amount represents reimbursement for the time and money CH Capital spent to acquire and develop the WayCool technology. This assignment has been recorded and is a matter of record with the United States Patent and Trademark Office. The Company now owns all right, title and interest of the WayCool patent.

We believe that the terms with CH Capital are fair and reasonable for a variety of reasons, including that CH Capital provided the upfront funding in connection with the WayCool technology development at a time when we did not have sufficient funds or human or technical resources to evaluate and pursue the commercial viability of the WayCool technology. At the time CH Capital acquired rights to WayCool, it was an unproven and non-validated technology. We also believe that the equity component consideration relating to warrants issued to CH Capital is fair and reasonable inasmuch as the terms of said warrants are tied to the terms negotiated on an arms-length basis with outside investors in connection with our fund raising efforts.

Employees
As of September 30, 2006, the Company had fifteen fulltime employees. None of our employees is represented by a labor union. We consider our relations with our employees to be good. We plan to add additional staff as needed to handle all phases of our business.

Description of Property
The Company owns no real estate. On October 15, 2004 the Company signed a lease with Safety Harbor Centre commencing December 1, 2004 for five years leasing an office suite at a monthly rental of $2,814 (plus a pro rata share of common area maintenance and taxes).

Effective November 11, 2005, the Company relocated its corporate home office to 600 NW 14th Avenue, Suite 100, Portland, Oregon 97209. The Company retains a field office in Safety Harbor, Florida. In October 2005, the Company signed a lease with Market Place I & II, LLC to lease 7,500 square feet of office space at 600 NW 14th Avenue, Suite 100, Portland, Oregon 97209 beginning November 1, 2005 through December 31, 2010, which lease is renewable for an additional five years at the option of the Company. The initial monthly base rent is $9,062.50 for December 2005 through October 2007, thereafter the rent increases slightly.

MANAGEMENT

Directors and Executive Officers of the Company
Our Bylaws permit the number of directors to be fixed by resolution of the Board of Directors, but to be no less than one. The Board of Directors has set the maximum number of members to no more than five members. Directors are elected by a plurality of the votes cast by the holders of Common and Preferred Stock and serve two year terms or until their successors have been elected and qualified or until their earlier resignation or removal. Currently, there are five (5) directors.

Subject to terms of their employment agreements, officers of the Company hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

The Board of Directors has three standing committees: Audit Committee, Compensation Committee and Business Advisory Board. No incumbent director attended fewer than 100% of the total number of meetings held by all committees on which such director served. Our board currently appoints the members of the committees. Our Audit Committee and Compensation Committee each have a written charter approved by our board. Copies of the current committee charters are posted on our website at www.onscreentech.com.

The following are officers and directors of the Company.

Name	Age	Position
Russell L. Wall	63	President/Chief Executive Officer, Director and Chairman of the Audit Committee
William J. Clough, Esq.	55	Executive Vice President of Corporate Development, Corporate Secretary, Director and General Counsel
Bradley J. Hallock	48	Director, Compensation Committee
John P. Rouse	49	Director
Steven S. Hallock	50	Director
Mark R. Chandler	52	Chief Financial Officer and Chief Operating Officer

Because we are a small company, we are dependent on the efforts of a limited number of management personnel. We believe that because of the large amount of responsibility being placed on each member of our management team, the loss of services of any member of this team at the present time would harm our business. Each member of our management team supervises the operation and growth of one or more integral parts of our business.

Business Experience of Directors and Executive Officers
Russell L. Wall, President/Chief Executive Officer, Director and Chairman of the Audit Committee
Mr. Wall was appointed to the Board of Directors in November 2003, elected to serve a one year term at the 2004 Annual Meeting of Shareholders and re-elected to a two year term at the 2005 Annual Meeting of Shareholders. He was named President and Chief Executive Officer effective November 9, 2006 and also serves as Chairman of the Audit Committee. Mr. Wall holds a Bachelor of Science degree in Engineering from Iowa State University, a MBA degree in finance/marketing from University of Santa Clara and a Chartered Financial Analyst designation. Prior to his retirement in 2000, Mr. Wall was Chief Financial Officer for 12 years with a publicly traded company. His responsibilities included financial/accounting management, internal and external financial reporting, strategic planning and other operational duties. Mr. Wall brings 5 years experience in the financial securities industry as a consultant and portfolio manager with a Wall Street and a private investment management firm. He also brings 10 years Fortune 100 company experience in the engineering and construction industry with assignments as Analysis and Development Engineer, Planning and Control Manager and Project Manager.

William J. Clough, Esq., Executive Vice President of Corporate Development, Corporate Secretary, Director and General Counsel
William J. Clough was a police officer for 16 years, working at the local, state, and federal levels. In 1987 while working as a Federal Air Marshall in Southern Europe and the Middle East, Mr. Clough decided to attend law school. He received his Juris Doctorate, cum laude, from the University of California, Hastings College of the Law in 1990. He operated his own law firm with offices in Los Angeles, San Francisco and Honolulu for 12 years. Mr. Clough obtained the largest ever non-wrongful death jury verdict in Los Angeles County Superior Court in 2000 and successfully represented parties in multi-million dollar cases throughout the United States. He is certified to practice law in state and federal courts in California, Illinois, Hawaii, and before the United States Supreme Court. Mr. Clough has represented large manufacturing and entertainment entities, including work with MGM Studios, 20th Century Fox, News Corp., Lions Gate Films, Artisan Pictures, Sony and Mediacopy. Mr. Clough was appointed to the Board of Directors, effective March 1, 2006 and was reelected at the December 2006 shareholder’s meeting to serve an additional two year term.

Bradley J. Hallock, Director, Compensation Committee
Brad Hallock, age 48, was appointed to the Board of Directors in April 2004 and was re-elected at the December 2006 shareholders’ meeting to serve an additional two year term. Mr. Hallock brings to the board over 25 years of corporate experience. Mr. Hallock was the founder and Chief Executive Officer of C and R, Ltd., a provider of wholesale services to the automobile industry, with annual revenue in excess of $10,000,000. For three years, Mr. Hallock served as a Senior Executive for First America Automotive, Inc. (FAA), an $800,000,000 annual revenue company that was later acquired by Sonic Automotive, Inc. (NYSE:SAH). As a Senior Executive at FAA, he conceived and implemented the “Auto Factory” concept to vertically integrate used car operations across disparate retail franchises on a regional basis. He led the expansion of this concept into a $100,000,000 annual revenue division of FAA resulting with industry leading profitability. During his tenure at FAA, Mr. Hallock was a key member of the merger and acquisition team, where he was instrumental in the successful acquisition and integration of over 50 new car retail franchises.

John P. Rouse, Director
John P. Rouse brings to the board 30 years of business management experience. For the last 17 years Mr. Rouse has been the President/Owner/Founder of Washington Equipment Manufacturing Company, Inc. (WEMCO), located in the State of Washington. WEMCO is a multi-million dollar manufacturing company. As its Founder, Mr. Rouse was personally responsible for setting up the engineering, manufacturing and financial aspects of WEMCO and continues to run the daily operations. Prior to founding WEMCO, Mr. Rouse spent 12 years as equipment and operations manager for DHH Investments and its subsidiary companies, Acme Concrete, Acme Concrete Construction Division, Acme Concrete Asphalt Division, Acme Concrete Ready Mix in Richland, WA, Yakima Concrete and Asphalt Company and Cunningham Sand, Gravel and Asphalt. The Construction and Asphalt Divisions operated in most of the Western United States and the Concrete Division was one of the largest users of cement in the United States. As a member of DHH’s Executive Committee, Mr. Rouse was responsible for daily operations and financial/budgeting. Mr. Rouse was appointed to the Board of Directors, effective March 17, 2006 and was reelected at the December 2006 shareholder’s meeting to serve an additional two year term.

Steven S. Hallock, Director
Steven S. Hallock is the President of Fremont Ford/Mazda an automobile dealership generating $80,000,000 in annual revenue. Additionally, he functions as a corporate trainer for Sonic Automotive, a Fortune 300 company and was one of the architects of their industry leading training program. Prior to his present position, Mr. Hallock was the Northern California Regional Vice President in charge of 22 Automotive Dealerships generating over 1 billion in annual revenues. In his prior role, Mr. Hallock was the Chief Operating Officer for First America Automotive, an automotive company comprised of 26 automobile dealerships in California. Mr. Hallock started his automotive career as a general manager and partner in the HG Automotive group, a group of automobile dealerships operating in Northern California generating $250 million in annual revenues. Mr. Hallock graduated Cum Laude from Pepperdine Law School in 1981. Mr. Hallock has served as chairperson of the OnScreen Technologies, Inc. Business Advisory Board since March 2006. Mr. Hallock was appointed to the Board of Directors, effective August 28, 2006 and was reelected at the December 2006 shareholder’s meeting to serve an additional one year term.

Mark R. Chandler, Chief Financial Officer and Chief Operating Officer
Mark Chandler joined OnScreen in January 2004 after working 23 years with Sara Lee Corporation where he held several senior positions in finance, general management and operations. He most recently was the CEO of Business Development Europe and a member of the Board of Directors of Sara Lee Apparel Europe. Previously, he was Group Chief Financial Officer for the $2 billion European apparel group for Sara Lee responsible for all financial and administrative activities, IT, and strategic planning. Additionally, he led the organization and launch of a new technological breakthrough product for the European apparel market. Mr. Chandler has extensive and diversified international experience in finance, IT, strategic planning and implementation, operations and general management, treasury, business development and corporate development including acquisitions and divestments. Mr. Chandler began his career with American Express as an internal consultant and held several financial positions with General Foods. He moved to Playtex, Inc. in 1980 and actively participated in two leverage buyouts prior to the company being sold to Sara Lee in 1991. Mr. Chandler earned a Bachelor of Arts degree in mathematics and economics from Whitman College in 1976 and a MBA in finance and marketing from Columbia University Graduate School of Business in 1978. Mr. Chandler is a member of the European Executive Council.

Code of Ethics
The Company Board of Directors adopted a Code of Ethics for Principal Executives and Financial Officers that describes the required conduct of honest and ethical behavior in the conduct of their duties. This code does not cover every issue that may arise, but sets out basic principles relating to conflict of interest, corporate opportunities, insider trading, confidentiality, protection and proper use of company assets, compliance with laws, rules and regulations, reporting of illegal or unethical behavior and accountability. The Code of Ethics is available for viewing on our website at www.onscreentech.com. Copies of our Code of Business Conduct and Ethics will be provided free of charge upon written request to OnScreen Technologies, Inc., 600 N.W. 14th Avenue, Suite 100, Portland, Oregon 97209.

Audit Committee
The Audit Committee is established pursuant to the Sarbanes-Oxley Act of 2002 for the purposes of overseeing the company’s accounts and financial reporting processes and audits of its financial statements. The Audit Committee is directly responsible for, among other things, the appointment, compensation, retention and oversight of our independent Registered Public Accounting firm, review of financial reporting, internal company processes of business/financial risk and applicable legal, ethical and regulatory requirements.

The Audit Committee is currently comprised of the Company Board of Directors. Russell L. Wall serves as committee Chairman. Mr. Wall is independent in accordance with applicable rules promulgated by the Securities and Exchange Commission and NASDAQ listing standards. Mr. Wall has an understanding of generally accepted accounting principles and has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breath and complexity of issues that can reasonably be expected to be raised by the financial statements of the Company, including our balance sheet, income statement and cash flow statement. He has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions as well as the ability to access the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. The Board of Directors has determined that Mr. Wall is an “audit committee financial expert” as defined in Section 401(h) of Regulation S-K promulgated by the SEC under the Exchange Act. Our Audit Committee acts pursuant to a written charter, a copy of which is available from the Company and is posted on our website at www.onscreentech.com. The Audit Committee has established a procedure to receive complaints regarding accounts, internal controls and auditing issues.

EXECUTIVE COMPENSATION

The following tables list the cash and option grant remuneration paid or accrued and option exercises during 2003, 2004 and 2005 to our officers, executives and directors who received compensation of $100,000 or more in 2003, 2004 and 2005.

SUMMARY COMPENSATION TABLE
					Long Term Compensation
		Annual Compensation			Awards			Payouts
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
Name and Principle Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s)		Securities Underlying Options/ SARs (#)	Payouts ($)	All Other Compensation ($)
Charles Baker,	2005	125,480	—	—	—		2,000,000	—	—
Prior CEO/President (1)	2004	—	—	—	—		—	—	—
	2003	—	—	—	—		—	—	—
Mark Chandler	2005	180,000	—	—	240,000	(2)	—	—	—
CFO /COO	2004	155,000	—	—	120,000	(2)	600,000	—	—
	2003	—	—	—	—		—	—	—
William Clough,	2005	62,308	—	4,000	—		—	—	—
EVP Corp. Dev., Corp Sec. (3)	2004	—	—	—	—		—	—	—
	2003	—	—	—	—		—	—	—
John Thatch,	2005	180,000	—	4,139	600,000		—	—	15,000 (4)
Dir. Govt. Sales	2004	155,000	—	10,000	1,666,312		—	—	—
Prior CEO	2003	140,000	—	10,000	311,777		—	—	—

(1)	Mr. Baker joined the Company on June 13, 2005 and stepped down August 28, 2006.
(2)	Mr. Chandler was issued 240,000 shares of the Company's Series A Convertible Preferred Stock during 2005 and 120,000 shares of the company’s Series A Convertible Preferred Stock during 2004.
(3)	Mr. Clough joined the Company on September 1, 2005.
(4)	Mr. Thatch entered into a new employment agreement which included the return of 1,500,000 shares of common stock issued to him previously. The Company paid him a nominal $15,000 for those shares.

OPTION GRANTS DURING FISCAL 2005

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year (2)	Exercise Price Per Share ($/Sh)	Market Price on Date of Grant	Expiration Date
Charles Baker	2,100,000 (1)	79%	$0.01	$0.21	December 5, 2010

(1) The options granted to Mr. Baker were fully vested on the grant date.
(2) During the year ended December 31, 2005, OnScreen granted employees options to purchase 2,547,500 shares of common stock.

AGGREGATED OPTION EXERCISES DURING FISCAL 2005 AND FISCAL 2005 YEAR END OPTION VALUES

The following table shows the number of shares underlying both exercisable and unexercisable stock options held by the executive officers named in the Summary Compensation Table as of the year ended December 31, 2005, and the values for exercisable and unexercisable options:
			Number of Securities Underlying Unexercised Options at ecember 31, 2005		Value of Unexercised In-The-Money Options at December 31, 2005 (1)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Charles Baker	—	—	2,000,000	—	$420,000	—
Mark Chandler	—	—	600,000	—	—	—

(1)
Options are in the money if the market value per share of the shares underlying the options is greater than the option exercise price. This calculation is based on the fair market value at December 31, 2005 of $0.22 per share, less the exercise price.

Director Compensation
Other than as noted below, no Director is compensated for the performance of duties in that capacity or for his/her attendance at Director meetings.

In recognition for serving on the Company Board of Directors initially without the benefit of officers and directors liability insurance, which service is of benefit to the Company in connection with the Company’s management and compliance with the Sarbanes-Oxley Act of 2002, the Board of Directors authorized issuance of a warrant to Russell L. Wall to purchase 100,000 restricted common shares at a price of $0.25 per share within 3 years after the date of issuance. In recognition for past services as a director of the Company, by August 23, 2004 Board of Directors resolution, the board authorized issuance of a warrant to Russell L. Wall to purchase 600,000 restricted common shares within five years from date of issuance at a per share price of $0.25.

In recognition for services to be rendered by Charles Baker as a member of the Board of Directors, the Board of Directors authorized an honorarium issuance to Charles Baker of a Warrant to purchase 100,000 Corporation common shares at any time within three years from date of issuance at the per share price of $0.75.

In recognition for services as a director of the Company, the Board of Directors authorized issuance to each of William J. Clough and Bradley J. Hallock a warrant to purchase 100,000 restricted common shares within three years from date of issuance at a per share price of $0.20.

In recognition for services as a director of the Company, the Board of Directors authorized issuance to John P. Rouse a warrant to purchase 100,000 restricted common shares within three years from date of issuance at a per share price of $0.61.

Employment Agreements
Executive Vice President of Corporate Development, Corporate Secretary and General Counsel
The Company executed an employment contract with William J. Clough, Esq., the registrant’s Executive Vice President of Corporate Development, Corporate Secretary and General Counsel. The agreement has a term of three years from December 13, 2005. The agreement contains provisions: to terminate the employee for “Just Cause” which will terminate employee compensation; penalty for termination of employee without just cause; medical and dental insurance coverage; employee confidentiality and non-compete obligations. Mr. Clough’s contract provides for a monthly salary of $15,000 plus an automobile allowance of $1,000. Mr. Clough will be paid a one time sign on bonus of $50,000.00 upon completion of an equity round of financing by the Company. In addition, Clough shall be paid an annual bonus as follows: During the first year of employment, a guaranteed bonus equal to twenty-five percent (25%) of his annual base salary with the potential of earning up to fifty percent (50%) of his annual base salary based upon performance. During the balance of the contract term, Clough shall be paid a minimum annual bonus of at least fifteen percent (15%) of his base annual salary with the potential of receiving up to twenty-five percent (25%) of his annual base salary based upon performance.

Mr. Clough is a practicing attorney at law, licensed in state and federal courts of California, Illinois and Hawaii. In the capacity as General Counsel, Clough is responsible to direct, implement, control and otherwise manages all legal affairs and corporate governance. In the capacity as Executive Vice President of Corporate Development, Clough is responsible for advising and otherwise working with corporate top management relating to corporate funding, acquisitions, mergers, product approval and general corporate guidance and oversight of operations. Clough reports directly to the Company CEO/President.

Chief Financial Officer and Chief Operating Officer
Effective January 1, 2004, the Company executed a three-year employment agreement with Mark Chandler to serve as its Chief Financial Officer. The agreement provides for compensation to Mr. Chandler as follows: (i) Base salary of $120,000 during 2004, $150,000 during 2005 and $180,000 during 2006, (ii) a sign-on bonus of $10,000 payable before March 31, 2004 and participation for the bonus plan as set up by the Company, (iii) 120,000 shares of Series A convertible preferred stock for each period of June 2004, January 2005 and June 2005 and iv) a warrant to purchase 100,000 shares of common stock at an exercise price of $0.25 which warrant expires on November 30, 2006. In the event of a change of control, the Series A Convertible Preferred stock issued to Mr. Chandler shall immediately accelerate and be issued within 30 days of written notice from the employee.

On August 23, 2004 the Board of Directors increased the annual salary of Mark R. Chandler to $150,000 retroactive to January 1, 2004. Beginning November 1, 2004, Mr. Chandler’s annual salary was increased to $180,000.

In recognition for past services rendered by Mark R. Chandler, by August 23, 2004 Board of Directors resolution, the board authorized issuance to Mark R. Chandler a warrant to purchase 500,000 restricted common shares within five years from date of issuance a per share price of $0.25.

In recognition of continuing services rendered by Mark R. Chandler, by August 23, 2004 Board of Directors resolution, the board authorized issuance to Mark R. Chandler three hundred seventy five thousand (375,000) Series A Convertible Preferred shares and one thousand five hundred (1,500) Series B Convertible Preferred shares in the following increments: 125,000

Series A shares and 500 Series B shares on or about January 1, 2006; 125,000 Series A shares and 500 Series B shares on or about July 1, 2006; and 125,000 Series A shares and 500 Series B shares on or about December 31, 2006. The said shares will be issued so long as Chandler has not terminated employment voluntarily before the above issue date.

Employee Equity Incentive Plans
At December 31, 2005, the Company had outstanding the following equity compensation plan information:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	265,000	$0.25	1,735,000
Equity compensation plans not approved by security holders	5,922,500	$0.19	-
Total	6,187,500	$0.19	1,735,000

Equity Compensation Plan Information
On June 26, 2000, the Company’s Board of Directors adopted the OnScreen Technologies, Inc. 2000 Stock Option Plan (the “Plan”). The Plan provides for the issuance of incentive stock options (ISOs) to any individual who has been employed by the Company for a continuous period of at least six months. The Plan also provides for the issuance of Non Statutory Options (NSOs) to any employee who has been employed by the Company for a continuous period of at least six months, any director, or consultant to the Company. The Company may also issue reload options as defined in the plan. The total number of common shares of common stock authorized and reserved for issuance under the Plan is 600,000 shares. The Board shall determine the exercise price per share in the case of an ISO at the time an option is granted and such price shall be not less than the fair market value or 110% of fair market value in the case of a ten percent or greater stockholder. In the case of an NSO, the exercise price shall not be less than the fair market value of one share of stock on the date the option is granted. Unless otherwise determined by the Board, ISO’s and NSOs granted under the Plan have a maximum duration of 10 years.

On August 25, 2005 the Company’s Board of Directors adopted the OnScreen Technologies, Inc. 2005 Equity Incentive Plan (the “Equity Incentive Plan”) and authorized 2,000,000 shares of Common Stock to fund the Plan. At the 2005 Annual Meeting of Shareholders held on December 13, 2005, the Equity Incentive Plan was approved by the Company shareholders.

The Equity Incentive Plan is intended to: (a) provide incentive to employees of the Company and its affiliates to stimulate their efforts toward the continued success of the Company and to operate and manage the business in a manner that will provide for the long-term growth and profitability of the Company; (b) encourage stock ownership by employees, directors and independent contractors by providing them with a means to acquire a proprietary interest in the Company by acquiring shares of Stock or to receive compensation which is based upon appreciation in the value of Stock; and (c) provide a means of obtaining and rewarding employees, directors, independent contractors and advisors.

The Equity Incentive Plan provides for the issuance of incentive stock options (ISOs) and Non Statutory Options (NSOs) to employees, directors and independent contractors of the Company. The Board shall determine the exercise price per share in the case of an ISO at the time an option is granted and such price shall be not less than the fair market value or 110% of fair market value in the case of a ten percent or greater stockholder. In the case of an NSO, the exercise price shall not be less than the fair market value of one share of stock on the date the option is granted. Unless otherwise determined by the Board, ISO’s and NSOs granted under the Equity Incentive Plan have a maximum duration of 10 years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of the date of this Prospectus by: (i) each shareholder known by us to be the beneficial owner of 5% or more of the outstanding common stock, (ii) each of our directors and executives and (iii) all directors and executive officers as a group. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Shares of common stock issuable upon exercise of options and warrants that are currently exercisable or that will become exercisable within 60 days of filing this document have been included in the table.

BENEFICIAL INTEREST TABLE

			Series A Convertible
	Common Stock		Preferred Stock
Name and Address of Beneficial Owner (1)	Number	Percent of Class (2)	Number	Percent of Class (3)	Percent of all Voting Securities (4)
Brad Hallock (5)	10,284,540	7.63%	—	—	7.61%
William Clough (6)	5,051,089	3.73%	—	—	3.72%
Russell Wall (7)	1,691,493	1.28%	—	—	1.27%
Mark Chandler (8)	6,780,285	5.12%	250,000	62.42%	5.30%
Charles Baker (9)	2,100,000	1.57%	—	—	1.57%
John Rouse (10)	6,159,838	4.68%	—	—	4.66%
Stephen Hallock (12)	8,224,627	6.24%	—	—	6.22%
Walter Miles (11)	10,000,000	7.60%	—	—	7.57%
Kjell H. Qvale (13)	7,500,000	5.70%	—	—	5.68%
Jerry Ostrin	—	—	45,000	11.23%	*
William Stansberry (14)	430,821	*	25,000	6.24%	*
Nickola Nickoloff (15)	—	—	25,000	6.24%	*
Joel Fedder	—	—	25,000	6.24%	*
Officers, Directors,
executives as group	40,291,872	28.38%	250,000	62.42%	28.47%

*	Less than 1 percent
(1)	Except as otherwise indicated, the address of each beneficial owner is c/o OnScreen Technologies, Inc., 600 NW 14th Avenue, Suite 100, Portland, Oregon 97209.
(2)
Calculated on the basis of 144,833,721 shares of common stock issued and outstanding at November 30, 2006 except that shares of common stock underlying options and warrants exercisable within 60 days of the date hereof are deemed to be outstanding for purposes of calculating the beneficial ownership of securities of the holder of such options or warrants. This calculation excludes shares of common stock issuable upon the conversion of Series A Preferred Stock.

(3)	Calculated on the basis of 90,543 shares of Series A Preferred Stock issued and outstanding at November 30, 2006.
(4)
Calculated on the basis of an aggregate of 144,833,721 shares of common stock with one vote per share and 90,543 shares of Series A Preferred Stock with one vote per share issued and outstanding at November 30, 2006, except that shares of common stock underlying options and warrants exercisable within 60 days of the date hereof are deemed to be outstanding for purposes of calculating beneficial ownership of securities of the holder of such options or warrants.
(5)	Mr. Brad Hallock's common stock shares include 3,100,000 shares he has the right to purchase pursuant to a warrant. Mr. Hallock’s common stock shares include 73,500 shares owned by his IRA account.
(6)	Mr. Clough’s common shares include 3,640,485 shares he has the right to purchase pursuant to a warrant.
(7)	Mr. Wall’s common stock shares include 700,000 shares he has the right to purchase pursuant to a warrant. Mr. Wall’s common stock shares include 781,493 shares owned by his IRA account.
(8)	Mr. Chandler’s common stock shares include 600,000 shares he has the right to acquire pursuant to a warrant. Mr. Chandler’s common stock shares include 1,070,000 shares owned by his IRA account.
(9)	Mr. Baker’s common stock shares include 2,100,000 shares he has the right to purchase pursuant to a warrant. Mr. Baker joined the Company on June 13, 2005 and stepped down August 28, 2006.
(10)	Mr. Rouse’s common stock shares include 100,000 shares he has the right to purchase pursuant to a warrant. Mr. Rouse’s common stock shares include 16,500 shares owned by his IRA account.
(11)
Mr. Miles’ common stock share position includes direct entitlement and related party management shares. Mr. Miles’ common stock shares include 2,000,000 shares he has the right to purchase pursuant to a warrant.

(12)	Mr. Stephen Hallock’s common stock shares include 100,000 shares he has the right to purchase pursuant to a warrant.
(13)	All shares are owned by Kjell H. Qvale Survivors Trust.

We relied upon Section 4(2) of the Securities Act of 1933 as the basis for an exemption from registration for the issuance of the above securities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth herein, none of our directors or officers nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction in any presently proposed transaction which has or will materially affect the Company.

We have entered into employment agreements with all of our senior management. These employment contracts include provisions for the issuance of Common and Convertible Preferred shares as well as incremental salary increases. For description of these employment agreements and related rights to our stock options, see, “Executive Compensation” and “Employment Agreements”.

On April 15, 2004, Orion One, LLC (“Orion”) and the Company entered into a ninety day consulting agreement pursuant to which, Orion was issued a warrant to purchase 600,000 shares of Company common stock at an exercise price of $0.25 per share to be exercised within ninety days (warrant was exercised and 600,000 share issued for $150,000). The warrant was recorded as a consulting expense of $402,360 during 2004. On October 11, 2004, Orion and the Company entered into an agreement whereby Orion agreed to provide certain services to the Company inconsideration for 100,000 shares of Company common stock, which stock was valued at $27,000. The former President of our OnScreen Products Division is an investor in Orion.

On February 3, 2004, Fusion Three, LLC (“F3”) and the Company reached a Master Settlement and Release Agreement whereby, in consideration for the exchange of mutual releases and F3 relinquishing any claim to any benefits of the OnScreen technology (including license payments), the Company paid $150,000 to F3 plus an annually declining percentage of OnScreen revenue of 5% in 2005 declining to 2% in 2008 and thereafter. In the event of a change of control of the Company, the percentage of revenue shall terminate and a single payment shall be made to F3 ranging from 10% of the appraised value of OnScreen if such appraised value is $100,000,000 or less, 7½% of the appraised value between $100,000,001 and $200,000,000, 5% of the appraised value between $200,000,001 and $300,000,000, 4% of the appraised value between $300,000,001 and $400,000,000, 3% of the appraised value between $400,000,001 and $500,000,000, and 2% of any appraised value between $500,000,001 and $600,000,000. At the time the Company entered into this agreement, the former President of the OnScreen Products Division was the manager of F3. In May 2006, F3 relinquished all of its revenue rights. For a more detailed explanation, please see the section above entitled “Fusion Three, LLC Settlement”.

On January 10, 2005 and February 16, 2005, the inventor/owner of the OnScreen™ LED technology patent conveyed ownership of the OnScreen™, WayCool and WayFast patents to CH Capital. Two of the Directors of the Company, Bradley J. Hallock and William Clough, have an interest in CH Capital. On February 16, 2005, in consideration for the payment of two hundred thousand dollars ($200,000), CH Capital conveyed to the Company the OnScreen™ patent rights. This conveyance now vests in the Company the ownership of the OnScreen™ LED technology patent.

March 24, 2006 CH Capital assigned to the Company all right, title and interest of the WayCool patent. This assignment has been recorded and is a matter of record with the United States

Patent and Trademark Office. For a more detailed explanation, please see the section above entitled “Intellectual Property Rights to WayCool Thermal Management Technology”.

During late March 2005, the Company signed a $1.5 million unsecured six-month promissory note. The interest rate is 15%, payable monthly. Two of the Directors of the Company, Bradley Hallock and William Clough, have an interest in the company that is the note holder. On October 31, 2005, substitute convertible promissory notes totaling $1.5 million were executed with terms similar to the convertible promissory notes the Company had outstanding with $1 million assigned to the adult brother of Bradley Hallock a related party, who subsequently became a board member, $100,000 assigned to a trust controlled by, Bradley Hallock, a member of our Board of Directors and $400,000 assigned to unrelated parties.

One of the note holders of the convertible promissory notes is our CFO, who has a $100,000 note with the same terms as the other note holders.

During 2005, a sale of $21,000 was made to a corporate customer owned by Steven Hallock, a director.

MARKET FOR COMMON EQUITY

Market Value
Our Common Stock is traded on the OTC Bulletin Board (OTCBB) under the trading symbol "ONSC". The following table sets forth, the high and low bid prices of our Common Stock for the four quarters of 2004, 2005 and 2006 as reported by the National Quotation Bureau. The bid prices quoted on the OTCBB reflect inter-dealer prices without retail mark-up, markdown or commission and may not represent actual transactions.

Year	Quarter	High Bid	Low Bid

2004	First Quarter	1.090	.830
	Second Quarter	.950	.650
	Third Quarter	.920	.610
	Fourth Quarter	1.070	.620

2005	First Quarter	.890	.800
	Second Quarter	.720	.600
	Third Quarter	.220	.200
	Fourth Quarter	.240	.220

2006	First Quarter	.580	.170
	Second Quarter	.700	.350
	Third Quarter	.510	.270
	Fourth Quarter	.480	.270

Description of Securities
The Company currently has authorized 200,000,000 common shares $0.001 par value and 10,000,000 preferred shares $0.001 par value. Of the 10,000,000 authorized preferred shares, 5,000,000 shares have been designated as Series A Convertible Preferred and 30,000 shares have been designated as Series B Convertible Preferred. As of December 29, 2006, the Company’s outstanding shares consisted of 148,127,238 issued and outstanding shares of common stock, 90,543 shares of Series A Convertible Preferred Stock, and no shares of Series B Convertible Preferred Stock. As of December 29, 2006, we had in excess of 3,000 shareholders of record.

The description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Articles of Incorporation and Bylaws, amendments thereto, including the Certificates of Designation for our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and by the provisions of applicable Colorado law. Our transfer agent is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

The holders of Common Stock and Series A Convertible Preferred are entitled to one vote per share and holders of Series B Convertible Preferred shares are entitled to one thousand votes per share for the election of directors and all other purposes and do not have cumulative voting rights. There is a restriction on the payment of any common stock dividends because any cumulative preferred stock dividends are required to be paid prior to the payment of any common stock dividends. Also, the retained earnings of the Company would be restricted upon an involuntary liquidation by the cumulative unpaid preferred dividends to the preferred stockholders and for the $1.00 per share Series A and $240 per share Series B liquidation preferences. Holders of our Common Stock do not have any pre-emptive or other rights to subscribe for or purchase additional shares of capital stock, no conversion rights, redemption, or sinking-fund provisions.

We have not paid any dividends on our common stock since inception. We expect to continue to retain all earnings generated by our operations for the development and growth of our business and do not anticipate paying any cash dividends to our common shareholders in the foreseeable future. The payment of future dividends on the common stock and the rate of such dividends, if any, will be determined by our Board of Directors in light of our earnings, financial condition, capital requirements and other factors.

Set forth below is a summary of the current outstanding securities, transactions and agreements, which relate to 51,301,232 shares of common stock we are required to reserve for potential future issuances:

Convertible Preferred Shares
As of December 29, 2006, the Company had 90,543 shares of Series A Convertible Preferred stock outstanding and no shares of Series B Convertible Preferred Stock outstanding. The Series A preferred shares convert to common shares at a ratio of four (4) Common Shares for each share of Series A Preferred Stock. There is $9,054 in accrued dividends that convert to 45,272 common shares.

Convertible Promissory Notes
During 2005 and the first quarter of 2006, we privately placed $10,300,000 of 12% convertible promissory notes. The holders of these notes were granted piggyback registration rights for our common shares underlying the conversion feature of the notes. These notes are convertible to common stock at $.25 per share. Note holders who purchased $500,000 or more of these notes received 100,000 additional common shares. All of the notes were converted into 42,000,000 shares of our common stock during the second quarter of 2006. In addition, we issued to such note holders warrants to acquire 10,300,000 shares of our common stock at an exercise price of $.01 per share. These warrants have a three (3) year term. All of the shares of the common stock issued upon the conversion of the notes and the shares of common stock underlying the common stock purchase warrants are granted piggyback registration rights. Warrants representing 2,575,000 common shares have not yet been exercised as of December 31, 2006.

Since May 2006 we privately placed approximately $5,608,500 of 12% convertible promissory notes. These notes were convertible to common stock at a per share price equal to eighty percent (80%) of the average closing bid price of one share of Company common stock for 10 days preceding the Conversion Date.

Additionally, each investor was issued a warrant to purchase at any time within three (3) years following the date of investment, at a per share price of one cent ($0.01), that number of shares of OnScreen common stock as is equal in value to one tenth the principal investment. Such value shall be determined by the average per share closing bid price of OnScreen common stock for the 10 days preceding the date of investment. As of December 31, 2006, 13,361,380 common shares were issued pursuant to the conversion of these promissory notes and exercise of the warrants; 24,152,509 common shares are held in reserve as issuable upon the conversion of the balance of the promissory notes and the shares of common stock underlying the common stock purchase warrants and common share underlying the warrants.

WayCool Thermal Management Technology
On January 10, 2005 and February 16, 2005, the inventor/owner of the OnScreen™ LED technology patent conveyed ownership of the OnScreen™, WayCool and WayFast patent to CH Capital, a related party. CH Capital is a California general partnership controlled by Mr. Bradley J. Hallock, currently a shareholder and a director and Mr. William Clough who currently is a shareholder, corporate secretary, corporate counsel and director. WayCool is a chip technology which provides for electronic assembly/system with reduced cost, mass and volume and increased efficiency and power density.

On February 16, 2005, in consideration for the payment of two hundred thousand dollars ($200,000), CH Capital conveyed to us the OnScreen™ patent rights. This conveyance now vests in us the ownership of the OnScreen™ LED technology patent subject to the revenue rights of Fusion Three as described below.

By Letter of Intent dated June 10, 2005, CH Capital agreed to convey to us the patent rights relating to the WayCool technology. Effective March 24, 2006, we purchased from CH Capital all right, title and interest in and to the WayCool invention, patent application and Patent Letters to issue therefrom in consideration for a one time payment of eight hundred thousand dollars ($800,000) and agreed to issue CH Capital a three year warrant to acquire up to seven million forty thousand four hundred eighty five (7,040,485) shares of our common stock at an exercise price of $0.20 per share. The $800,000 amount represents reimbursement for the time and money CH Capital spent acquiring and developing the WayCool technology. Accordingly, we now own all right, title and interest in the WayCool patent and related technology rights.

Management believes that the potential commercialization opportunity for WayCool is significant. We believe that the terms with CH Capital are fair and reasonable for a variety of reasons, including, CH Capital provided the upfront funding in connection with the WayCool technology development at a time when we did not have sufficient funds or human or technical resources to evaluate and pursue the commercial viability of the WayCool technology. At the time CH Capital acquired rights to WayCool, it was an unproven and invalidated technology. We also believe that the equity component consideration relating to warrants issued to CH Capital is fair and reasonable inasmuch as the terms of said warrants will be tied to the terms negotiated on an arms-length basis with outside investors in connection with our fund raising efforts.

Fusion Three, LLC Settlement
In August 2002, the Company entered into an agreement with Fusion Three, LLC whereby Fusion Three, LLC paid an annual $50,000 Company license fee in consideration for the Company’s conveying to Fusion Three, LLC 5% of the Company’s interest in the OnScreen License Agreement. In December 2002 the Company and Fusion Three, LLC entered into an addendum to the August 2002 agreement whereby Fusion Three, LLC paid a $100,000 second year revenue guarantee in consideration for an additional 10% of the Company’s interest in the OnScreen License Agreement. On January 14, 2004, the inventor agreed to accept $175,000 in lieu of the $250,000 third year annual revenue guarantee payment.

On February 3, 2004, we reached a Master Settlement and Release Agreement whereby, in consideration for the exchange of mutual releases and Fusion Three, LLC relinquishing any claim to any of the OnScreen™ technology, we paid to Fusion Three, LLC $150,000 plus agreed to pay annually declining percentages of revenue derived from the commercialization of the direct view LED video display technology: 5% in 2005 declining to 2% in year 2008 and thereafter.  In the event of a change of control of the Company, the percentage of revenue stated above would terminate and a single payment transaction fee would be paid to Fusion Three, LLC ranging from 10% of the OnScreen appraised value up to $100,000,000, 7.5% for the appraised value between $100,000,001 and $200,000,000, 5% of the appraised value between $200,000,001 and $300,000,000, and 4% of the appraised value between $300,000,001 and $400,000,000 and 3% for the appraised value between $400,000,001 and $500,000,000 and 2% for any appraised amounts between $500,000,001 and $600,000,000.

During April 2006 the Company negotiated the terms of a full and final settlement with Fusion Three, LLC whereby Fusion Three, LLC relinquishes all rights and claims to any revenues and fees in consideration for our issuing to Fusion Three, LLC a three year warrant authorizing Fusion Three, LLC to purchase up to five million six hundred thousand (5,600,000) shares of our common stock at a per share price of $0.20. We also agreed to issue Fusion Three, LLC a warrant to purchase up to one million two hundred thousand (1,200,000) shares of our common stock at a per share price of $0.35 for 300,000 shares; $0.50 for 300,000 shares; $0.75 for 300,000 shares and $1.00 for 300,000 shares before November 15, 2007.

Employees, Consultants and Advisors
In an effort to attract high caliber qualified employees, management committed the Company to issue 8,235,251 underlying common shares relating to warrants and options to employees, consultants and members of the scientific advisory board. These warrants and options have exercise prices ranging from $.01 to $.70 with terms of one (1) to five (5) years. Additionally, the Company dedicated 2,000,000 common shares to the Employee Incentive Plan, which have been registered under cover of Form S-8.

Other than as described herein, there are currently no plans, arrangements, commitments or understandings for the issuance of additional shares of Common Stock.

Certain Provisions of the Articles of Incorporation and Colorado Business Corporation Act
Our Articles of Incorporation provides that, to the fullest extent permitted by Colorado Business Corporation Act as the same exists or may hereafter be amended, a director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

The Company shall indemnify and advance expenses to a director or officer in connection with a proceeding to the fullest extent permitted or required by or in accordance with the indemnification sections of the Colorado Business Corporation Act that provides that, “The corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.”

Transfer Agent
Our transfer agent is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Penny Stock Considerations
Penny Stock Regulation Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock; the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

For the foreseeable future, the Company’s securities will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges; therefore, we will be subject to Penny Stock Rules. As a result of the aforesaid rules regulating penny stocks, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders sell their securities in the secondary market.

Shares Eligible for Future Sale
As of November 30, 2006, we had outstanding 144,833,721 shares of Common Stock. Of these shares, 55,714,025 shares are freely tradable without restriction or limitation under the Securities Act.

The 89,119,696 shares of Common Stock held by existing shareholders as of November 30, 2006 that are "restricted" within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Shares"), may not be sold unless they are registered under the Securities Act or sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 promulgated under the Securities Act. The Restricted Shares were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act and may only be sold in accordance with the provisions of Rule 144 of the Securities Act, unless otherwise registered under the Securities Act.

As of November 30, 2006 we had issued and outstanding 90,543 shares of Series A Convertible Preferred Stock, of which 90,543 are "restricted" within the meaning of Rule 144 as noted above.

As of November 30, 2006, no shares of Series B Convertible Preferred Stock were issued and outstanding.

The possibility of future sales by existing stockholders, including Selling Stockholders, under Rule 144 or otherwise will, in the future, have a depressive effect on the market price of our Common Stock, and such sales, if substantial, might also adversely affect our ability to raise additional capital.

LEGAL MATTERS

On July 1, 2004, the Company filed a lawsuit against Mobile Magic Superscreen, Ltd. (breach of contract and civil conversion) and Capitol City Trailers, Inc. (civil conversion) in the Court of Common Pleas of Franklin County, Ohio, Case Number 04 CVH 6884. This lawsuit relates to a 2001 contract with Mobile Magic Superscreen, Ltd. for the fabrication of a mobile LED superscreen that Mobile Magic failed to complete and deliver. The case against both defendants has been settled favorably for the Company and structured settlement agreements that provide periodic payments to the Company have been executed.

The validity of the securities offered hereby will be passed upon by Johnson, Pope, Bokor, Ruppel & Burns, LLP, Clearwater, Florida.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of OnScreen Technologies, Inc. was held on June 29, 2006 for the purpose of amending the Article of Incorporation of OnScreen Technologies, Inc. to increase the authorized number of Common Shares from 150,000,000 to 200,000,000. The shareholders approved the proposed amendment to the Article of Incorporation. The following votes were tabulated:

For	Withhold	Abstain
56,521,055	763,780	16,532

Although there is no current plan to issue the additional authorized common shares for future capitalization, the Company's Board of Directors believes that it is desirable to have additional authorized shares of Common Stock available for possible future financings, possible future acquisition transactions and other general corporate purposes. Without limitation of the foregoing, the additional shares may be issued in connection with capital raising transactions through the sale of Common Stock and/or securities convertible into or exercisable for Common Stock in the private and/or public equity markets to support a higher level of growth, respond to competitive pressures, develop new products and services and support new strategic partnership expenditures and strategic partnering or acquisition transactions involving the issuance of our securities. The Company's Board of Directors believes that having such additional authorized shares of Common Stock available for issuance in the future should give the Company greater flexibility and may allow such shares to be issued without the expense and delay of a special shareholders' meeting.

In the absence of a proportionate increase in our earnings and book value, the increase in the aggregate number of outstanding shares of Common Stock caused by the issuance of the additional shares would dilute the earnings per share (including projected future earnings per share) and book value per share of all outstanding shares of our Common Stock. If such factors were reflected in the price per share of the Common Stock, the potential realizable value of a stockholder's investment could be adversely affected. An issuance of additional shares of Common Stock could, therefore, have an adverse effect on the potential realizable value of a stockholder's investment. The holders of outstanding shares of Common Stock have no preemptive rights to purchase additional shares.

The increase in the authorized number of shares of Common Stock could have other effects on our stockholders. The increase could deter takeovers, in that additional shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make a change in control or takeover of us more difficult. For example, additional shares could be issued by us so as to dilute the stock ownership or voting rights of persons seeking to obtain control. Similarly, the issuance of additional shares to certain persons allied with our management could have the effect of making it more difficult to remove our current management by diluting the stock ownership or voting rights of persons seeking to cause such removal.

The 2006 Annual Meeting of Shareholders was held on December 6, 2006, to elect 3 directors to hold office for two-year terms and one director to hold office for a one year term. The Board of Directors fixed the close of business on October 12, 2006 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual Meeting. All such stockholders of record were properly notified and proxies were distributed. The following votes were tabulated:
The vote for William J. Clough, Seat 1 (two year term) of the Board of Directors was:
For	Withhold
[80,683,316]	[20,466,979]

The vote for Bradley J. Hallock, Seat 3 (two year term) of the Board of Directors was:
For	Withhold
[80,728,932]	[20,421,363]

The vote for Steven S. Hallock, Seat 4 (one year term) of the Board of Directors was:
For	Withhold
[100,601,918]	[548,377]

The vote for John P. Rouse, Seat 5 (two year term) of the Board of Directors was:
For	Withhold
[95,379,937]	[5,770,358]

EXPERTS

Our financial statements as of December 31, 2005 and for the years ended December 31, 2005 and 2004 appearing in this Prospectus and registration statement have been audited by Salberg & Company, P.A., Boca Raton, Florida, Independent Registered Public Accounting Firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon the report given on the authority of the firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 pursuant to the Securities Act of 1933, as amended, with respect to the offer, issuance and sale of the shares of our Common Stock being registered herein. This Prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us, and the shares of our Common Stock to be sold in this offering, we make reference to the registration statement.

You may read and copy all or any portion of the registration statement or any other information, which we filed at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. The address for the SEC's public reference room in Washington, D.C. is U.S. Securities and Exchange Commission, 100 "F" Street, N.E., Washington, DC 20549. You may request copies of these documents, upon payment of a duplicating filing fee, by writing to the SEC. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to you free or charge at the SEC's web site at http://www.sec.gov.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had neither changes in, nor disagreements with, our accountants on accounting and financial disclosure.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers
The Colorado General Corporation Act provides that each existing or former director and officer of a corporation may be indemnified in certain instances against certain liabilities which he or she may incur, inclusive of fees, costs and other expenses incurred in connection with such defense, by virtue of his or her relationship with the corporation or with another entity to the extent that such latter relationship shall have been undertaken at the request of the corporation; and may have advanced such expenses incurred in defending against such liabilities upon undertaking to repay the same in the event an ultimate determination is made denying entitlement to indemnification. The Company's bylaws incorporate the statutory form of indemnification by specific reference.

Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934 (collectively, the "Acts"), as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

Other Expenses of Issuance and Distribution
The following table sets forth various expenses, which will be incurred in connection with the registration of our securities. Other than the SEC Registration Fee, the amounts set forth below are estimates:

SEC Registration Fee	$3,123
Printing Expenses	$2,000
Legal Fees and Expenses	$2,000
Accounting Fees and Expenses	$2,000
Transfer Agent Fees	$1,000
State Blue Sky filings	$2,000
Miscellaneous expenses	$1,000
TOTAL	$13,123

Recent Sales of Unregistered Securities
The following sets forth our sale of securities during the last three years, which securities were not registered under the Securities Act of 1933, as amended. Except as described below, no underwriters were employed with respect to the sale of any of the securities listed below.

Common Stock
During 2004 the Company had the following securities transactions:

50,000 shares of its common stock pursuant to the exercise of the rights of certain note holders granted under the default provisions of certain promissory notes. The issuance resulted in additional subscriptions receivable of $1,250 for a total issuance price of $1,250 or $0.025 per share.

Warrants to purchase 1,420,736 shares of the Company’s common stock were exercised. The Company received $350,184 of cash and a note for the remaining $150,000. The $150,000 owed to the Company was not paid for the 300,000 shares that were recorded as issuable during 2004 and on October 11, 2004, the Company and investor agreed that they would not issue the 300,000 shares and would not collect the $150,000 owed for those shares. The Company issued 1,120,736 shares of its common stock for the warrants that were exercised and paid.

As part of an October 11, 2004 agreement with an investor, the Company agreed to issue 100,000 shares of stock for services provided to the Company during the Company’s negotiations with a third party which included the forgiveness by the third party of dividends that accrued on 114,343 shares of Series A Convertible Preferred Stock. These shares were valued at $0.27 per share. The Company recorded $27,000 as general consulting expense and recorded a settlement gain of $12,093 related to the Series A dividends that were forgiven.

The Company granted and issued 100,000 shares of its common stock to a research and development provider. These shares were valued at $0.27 per share; $27,000 was expensed to research and development costs

A former employee exercised an option to purchase 5,000 shares of the Company’s common stock at an exercise price of $0.40 per share; the Company received $2,000 for the exercise of this option.

The Company issued 100,000 shares of its common stock to an individual for services. These shares were valued based upon the quoted marked price of $1.06 on the date of grant and the expense of $106,000 was recorded during 2004.

The Company issued 1,666,312 shares of its common stock to its then President/CEO in accordance with his employment agreement. These shares were valued at a market price of $0.86; the expense of $1,433,028 was recorded during 2004.

The Company issued 450,000 shares of its common stock to its then President of the OnScreen Products Division. The Company had a right to repurchase 150,000 of these shares from the employee for $225. The 450,000 shares were valued at $454,500 based upon the market price of $1.01 on the grant date and $303,000 was recorded as an expense over the employee’s employment agreement. During the year ended December 31, 2005, the Company repurchased 150,000 shares of common stock for $225 which was subsequently cancelled.

Certain notes were paid in full on March 12, 2004 by paying the note holders $250,000 and issuing 12,500 shares of the Company’s common stock. These shares were valued at $11,500 based on the market price of $0.92 on the settlement date. After consideration of additional interest due for 2004 and a receivable of $18,575 due from the note holders from option exercises, the Company recognized a gain of $7,103 in 2004.

A note holder exercised the right to convert a $215,861 note into 863,442 shares of the Company’s common stock.

The Company satisfied a promissory note with 60,000 shares of the Company’s common stock. These shares were valued at $60,600 based upon the market price of $1.01 on the settlement date.

The Company recorded a settlement loss of $13,500 for 50,000 shares of its common stock that were issued to a third party. These shares were valued at $0.27 per share based on contemporaneous cash sales.

During 2005 the Company had the following securities transactions:

The Company’s landlord returned to the Company 200,000 shares that were held as security for payment of rent. These shares were subsequently cancelled.

Warrants and options were exercised to purchase 605,000 of the Company’s common stock. The Company received $161,750 of proceeds from these exercises of warrants and options.

The Company issued 200,000 shares of its common stock that it had recorded as an accrued liability of $54,000.

The Company issued 28,751 shares of its common stock to an employee in accordance with his employment agreement. These shares were valued at $25,000.

The current Director of Government Sales and previous CEO/President received 2.1 million shares of the Company’s common stock that were valued at $0.27 per share totaling $567,000; 1,500,000 of these shares were returned pursuant to a new employment agreement. The Company paid him a nominal $15,000 for those shares. $390,000 of the previous compensation recorded was reversed and $177,000 total compensation expense was recorded for the shares issued.

The Company issued 7,500 shares of its common stock for the purchase of the website, www.onscreentechnologies.com. These shares were valued at $3,000.

The Company granted 150,000 shares of its common stock for investor relation services. These shares were valued at $30,000.

The Company issued 800,000 shares of its common stock to several note holders who were eligible to receive 100,000 shares of common stock based upon the issuance of convertible notes payable which equal or exceed $500,000. These shares were valued at $215,275.

During the six months ended June 30, 2006 the Company had the following securities transactions:

The Company issued 100,000 shares of its common stock for investor relation services. These shares were valued at $20,000 based upon the $ 0.20 per share quoted market price of the stock on the date of grant and were recorded as administrative expenses during 2006

The Company converted $10,300,000 of convertible unsecured notes into 41,200,000 shares of its common stock at $0.25 per share.

Warrants for 5,758,333 shares of its common stock at a price of $0.01 were exercised. The Company issued 5,583,333 of these shares. The remaining 175,000 shares are included in common stock issuable.

The Company issued 500,000 shares of its common stock at $0.20 per share under its Employee Equity Ownership agreements.

The Company issued 100,000 shares of its common stock for sales and marketing services. These shares were valued at $20,000 based on the quoted market price of the stock on the date of grant and were recorded as consulting expenses during 2006

The Company issued 113,883 shares of its common stock to an employee in accordance with his employment agreement. These services were valued at $25,000.

The Company issued 500,000 shares of its common stock to a former employee for the exercise of a warrant. The warrant was exercised for proceeds of $100,000.

The Company issued 100,000 shares of its common stock to a consultant for the exercise of a warrant. The warrant was exercised for proceeds of $1,000.

During the third quarter of 2006 the Company had the following securities transactions:

The Company issued 606,425 shares of its common stock associated with the conversion of $166,000 of convertible debt.

The Company issued 1,250,000 shares of its common stock to an employee in accordance with his employment agreement.

The Company issued 880,000 shares of its common stock to former employees for the exercise of warrants. The warrants were exercised for proceeds of $8,800.

The Company issued 100,000 shares of its common stock to a consultant for the exercise of a warrant. The warrant was exercised for proceeds of $1,000.

The Company issued a total of 1,591,667 shares of its common stock to certain former note holders for the exercise of warrants. The warrants were exercised for proceeds of $15,917.

Certain Series A Preferred Stock holders converted 1,586,175 shares of Series A Preferred Stock to 7,930,875 shares of the Company’s common stock.

Certain Series A Preferred Stock holders converted $134,905 of Series A Preferred Stock dividends to 674,523 shares of the Company’s common stock.

Certain Series B Preferred Stock holder converted 500 shares of Series B Preferred Stock to 625,000 shares of the Company’s common stock.

During October and November 2006, warrants for 692,287 shares of its common stock at a price of $0.01 were exercised.

Series A Convertible Preferred Stock
The Company designated 5,000,000 shares of preferred stock as new Series A Convertible Preferred Stock (“Series A”). The Series A is convertible to common shares on a four-for-one basis, is due dividends at $0.10 per share as authorized by the Board, has a liquidation value of $1.00 per share and has equivalent voting rights as common shares on a share for share basis. Once the Series A shares have been issued, they cannot be reissued. On the Balance Sheet, the shares issued are higher than the shares outstanding due to the conversion of the Series A to common stock.

During 2003 the Company sold and issued 50,000 shares of Series A Convertible preferred Stock for cash at $1.00 per share for total proceeds of $50,000.

During 2004, the Company sold and issued 25,000 shares of Series A convertible preferred stock for cash at $1.00 per share for total proceeds of $25,000.

During 2004, the Company issued 12,500 shares of its Series A convertible preferred stock for consulting services totaling $12,500. These shares were valued at $1.00 per share.

During 2004, the Company issued 24,000 shares of Series A convertible preferred stock for services totaling $24,000. These shares were valued at $1.00 per share.

During 2004, the Company issued 120,000 shares of its Series A Preferred Stock to its CFO in accordance with his employment agreement. These 120,000 shares were valued at $1.00 per share. These shares are valued at $120,000.

During 2004, the Company converted 98,375 shares of Series A convertible preferred stock into 393,500 shares of the Company’s common stock at the request of certain Series A convertible preferred stock holders. No consideration was paid for these conversions.

During the year ended December 31, 2005, the Company converted 1,126,487 shares of the Company’s Series A convertible preferred stock into 4,505,948 shares of the Company’s common stock at the request of certain Series A convertible preferred stock holders. No consideration was paid for these conversions.

During 2005, the Company issued 240,000 shares of its Series A convertible preferred stock to its CFO in accordance with his employment agreement. The 240,000 shares were valued at $1.00 per share. These shares are valued at $240,000.

During the nine months ended September 30, 2006, the Company converted 24,000 shares of the Company’s Series A convertible preferred stock into 96,000 shares of the Company’s common stock at the request of certain Series A convertible preferred stock holders.

During the nine months ended September 30, 2006, the Company issued 250,000 shares of its Series A and 1,000 shares of Series B convertible preferred stock to its Chief Financial Officer in accordance with his employment agreement. The 250,000 shares of Series A convertible preferred stock was valued at $1.00 per share based on contemporaneous cash sales around the grant date. The 1,000 shares of Series B convertible preferred stock were valued at $270 per share based on contemporaneous cash sales around the grant date. The total value of these shares of $520,000 was expensed over the requisite service period. During July 2006, the 250,000 shares of Series A convertible preferred were converted into 1,250,000 shares of the Company’s common stock at the conversion ratio of four common plus one bonus share for each share of Series A Preferred. The 1,000 shares of Series B convertible preferred were converted into 1,250,000 shares of the Company’s common stock at the conversion ratio of 1,000 common plus 250 common bonus shares for each share of Series B Preferred.

During the three months ended September 30, 2006, the Company converted 1,461,175 shares of the Company’s Series A convertible preferred stock into 7,305,875 shares of the Company’s common stock at the request of certain Series A convertible preferred stock holders. The conversion ratio was four common plus one common bonus share for each share of Series A Preferred. The Company also converted accrued dividends of approximately $134,905 into

674,523 shares of the Company’s common stock at a per share price of $0.20 for those shareholders who elected to convert accrued dividends to common shares.

Series B Convertible Preferred Stock
On February 3, 2004, the Company’s board of directors designated 30,000 shares of preferred stock as Series B Convertible Preferred Stock (“Series B”). The Series B is convertible to common shares on a one thousand-for-one ratio, is due dividends at $1 per share, payable quarterly, as authorized by the Board and the dividends are cumulative. Series B has a liquidation value of $240 per share and has voting rights of one thousand votes per Series B share. Once the Series B shares have been issued, they cannot be reissued.

During 2004, the Company recorded 28,568 shares of Series B Convertible Preferred Stock as issuable. This is comprised of 23,203 Series B shares issuable to the private placement unit holders during 2003 and the exercise of certain warrants during 2004 and 5,365 Series B shares issuable to private placement shareholders during 2004. The 28,568 shares of Series B were converted to 28,568,240 shares of common stock during 2004

During July 2006, the Company issued 500 shares of Series B convertible preferred stock to its Chief Financial Officer in accordance with his employment agreement. The 500 shares of Series B convertible preferred were converted into 625,000 shares of the Company’s common stock at the conversion ratio of 1,000 common plus 250 common bonus shares for each share of Series B Preferred.

2003 Private Placement
During the fourth quarter of 2003, the Company had a private placement offering of common stock. From this offering, the Company received $1,575,000 of cash proceeds and recorded a $100,000 receivable at December 31, 2003. The investors received 6,700,000 common stock shares, 6,700,000 common stock warrants with an exercise price of $0.50 and 3,350,000 common stock warrants with an exercise price of $0.75. The Company issued 5,900,000 shares of common stock during the first quarter of 2004 related to this private placement.

The remaining 800,000 shares from this private placement will not be issued because the Company and this party mutually terminated the subscription agreement and the Company paid back the $100,000 originally paid.

During 2004, warrants were exercised to purchase 6,700,000 shares of common stock from the private placement at $0.50 per share and warrants were exercised to purchase 355,333 shares of common stock from the private placement at $0.75 per share. The Company received $3,616,500 of cash from the exercise of these warrants.

2004 Private Placement
During the third and fourth quarters of 2004, the Company sold some of its securities through a private placement. Each unit in the 2004 private placement was comprised of 666.67 shares of common stock and 1.194 shares of Series B Preferred Stock for each $500 received. During the third and fourth quarters of 2004, the Company received $2,246,456 of proceeds related to this 2004 private placement. The Company issued 2,995,274 shares of common stock and the 5,364.54 shares of series B convertible preferred stock were converted into common stock totaling 5,364,540 shares.

Convertible Promissory Notes.
During 2005 and the first quarter of 2006, we privately placed approximately $10,300,000 of 12% convertible promissory notes. The holders of these notes were granted piggyback registration rights for our common shares underlying the conversion feature of the notes. These notes were convertible at $.25 per share. Note holders who purchased $500,000 or more of these notes received 100,000 additional common shares. All of the notes were converted into 42,000,000 shares of our common stock during the second quarter of 2006. In addition, we issued to such note holders warrants to acquire 10,300,000 shares of our common stock at an exercise price of $.01 per share. These warrants have a three (3) year term. All of the shares of the common stock issued upon the conversion of the notes and the shares of common stock underlying the common stock purchase warrants are granted piggyback registration rights.

During Third Quarter 2006, the Company entered into unsecured eighteen-month convertible promissory notes which total $726,000. Interest accrues at 12% per annum, payable monthly, until the maturity of these notes at which time the principal is due. The note holder has the right to convert the note to the Company’s common stock at a price equal to 80% of the average closing bid price of the stock for 10 days preceding the conversion date.

Since May 2006, the Company entered into unsecured eighteen-month convertible promissory notes which total $3,382,500. Interest accrues at 12% per annum, payable monthly. The note holder has the right to convert the note to the Company’s common stock at the greater of a per share price equal to 80% of the average closing bid price of the stock for 10 days preceding the conversion date. During Fourth Quarter 2006, note holders converted $2,655,000 of the notes into the Company’s common stock.

Investment Agreement
On February 3, 2004, the Company and Swartz entered into a settlement and termination of investment agreement. The Company agreed to: (i) pay $10, (ii) promptly issue the 379,907 shares of common stock from the cashless exercise of the Swartz warrants of which Swartz agreed to limit its sales of these shares of Company stock to ten percent of the Company’s trading volume for any calendar month, (iii) Swartz shall retain the 100,000 shares of stock that had been issued during 2002 per the initial agreement and then were not valid as put shares as the put transaction was never executed, but the shares had been issued to Swartz and (iv) the investment agreement between the Company and Swartz shall terminate subject to the completion of items (i) - (iv) above. During February 2004, the Company issued the 379,907 shares of common stock (without any restrictive legends).

The 100,000 share were valued at $104,000 using the quoted marked price of $1.04 on the date of settlement. This $104,000 settled the $100,000 commitment payable that was owed to Swartz at December 31, 2003 and the remaining $4,000 was recognized as a settlement loss.

Non-Employee Stock Warrants
During 2004 the Company granted warrants to purchase 1,395,736 shares of the Company’s common stock to certain service providers at exercise prices ranging from $0.25 to $0.50. These warrants were valued at an aggregate of $707,352.

During 2004, the Company granted warrants to purchase 50,000 shares of the Company’s common stock under the default provisions of certain notes payable at an exercise price of $0.025. All of these warrants were exercised during 2004.

During 2005, the Company granted a warrant to purchase 20,000 shares of its common stock for legal services at an exercise price of $0.75. This warrant was exercised during 2005 for $15,000.

A summary of the warrants issued to non-employees for services as of December 31, 2005 and 2004 and changes during the years is presented below:

	2005		2004
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Balance at beginning of period	2,150,000	$0.55	3,055,000	$0.47
Granted	20,000	$0.75	1,395,736	$0.28
Exercised	(595,000)	$0.27	(1,470,736)	$0.34
Forfeited	(1,500,000)	$0.69	(830,000)	$0.15
Balance at end of period	75,000	$0.25	2,150,000	$0.55

Warrants exercisable at end of period	75,000	$0.25	2,150,000	$0.55
Weighted average fair value of warrants granted during the period		$0.002		$0.30

During 2005, warrants to purchase 1.5 million shares of the Company’s common stock expired during the year and are recorded as forfeited in the table above.

The following table summarizes information about non-employee stock warrants outstanding that were issued for services at December 31, 2005:

Warrants Outstanding and Exercisable

Range of Exercise Price	Number Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.25	75,000	2.1 Years	$ 0.25

Employee Stock Options and Warrants
On June 26, 2000, the Company’s Board of Directors adopted the OnScreen Technologies, Inc. 2000 Stock Option Plan (the “Plan”). The Plan provides for the issuance of incentive stock options (ISO’s) to any individual who has been employed by the Company for a continuous period of at least six months. The Plan also provides for the issuance of Non Statutory Options (NSO’s) to any employee who has been employed by the Company for a continuous period of at least six months, any director, or consultant to the Company. The Company may also issue reload options as defined in the plan. The total number of common shares of common stock authorized and reserved for issuance under the Plan is 600,000 shares. The Board shall determine the exercise price per share in the case of an ISO at the time an option is granted and such price shall be not less than the fair market value or 110% of fair market value in the case of a ten percent or greater stockholder. In the case of an NSO, the exercise price shall not be less than the fair market value of one share of stock on the date the option is granted. Unless otherwise determined by the Board, ISO’s and NSO’s granted under the Plan have a maximum duration of 10 years.

On August 25, 2005, the Board of Directors approved the 2005 Equity Incentive Plan (“2005 Plan”) for 2,000,000 shares of the Company’s common stock. The 2005 Plan provides for the issuance of stock options to attract, retain and motivate employees, to encourage employees, directors and independent contractors to acquire an equity interest in the Company, to make monetary payments to certain employees based upon the value of the Company’s stock and provide employees, directors and independent contractors with an incentive to maximize the success of the Company and to further the interest of the shareholders. The 2005 Plan provides for the issuance of Incentive Stock Options and Non Statutory Options. The Administrator of the plan shall determine the exercise price per share at the time an option is granted but the exercise price shall not be less than the fair market value on the date the options is granted. Stock options granted under the 2005 Plan have a maximum duration of 10 years.

During the first quarter of 2004, the Company issued warrants to the CFO and a director each to purchase 100,000 shares of the Company’s common stock (200,000 in total). These warrants were valued at $149,000 based on quoted market prices.

During 2004, a member of the Board of Directors was granted a five-year warrant to purchase 600,000 shares of common stock with an exercise price of $0.25 for services provided. This warrant was valued at $12,000 based on contemporaneous cash sales during 2004 of common stock.

During 2004, the CFO was granted a five-year warrant to purchase 500,000 shares of common stock with an exercise price of $0.25 for services provided. This warrant was valued at $10,000 based on contemporaneous cash sales during 2004 of common stock.

During 2004, the Director of Administration was granted a five-year warrant to purchase 600,000 shares of common stock with an exercise price of $0.25 for services provided. This warrant was valued at $12,000 based on contemporaneous cash sales during 2004 of common stock.

During 2004, a total of 40,000 of stock options were granted to two employees. The exercise price exceeded the fair value of common stock based on contemporaneous common stock cash sales during 2004.

During 2005, the Company granted stock options to various employees to purchase 182,500 shares of its common stock after vesting periods that range from immediately to 1 year. The exercise prices range from $0.25 to $1.00.

During 2005, the Company repriced options to a former employee to purchase 1,050,000 shares of its common stock that previously had exercise prices ranging from $0.25 to $0.35 per share to an exercise price of $0.20 per share.

During 2005, the Company granted stock options from the 2005 Plan to various employees to purchase 265,000 shares of its common stock vesting periods that range from immediately to two years. The exercise prices are $0.25 and the quoted market value of the Company’s common stock ranged from $0.21 to $0.25 on the dates of grant.

During 2005, a member of the Board of Directors was granted a three-year warrant to purchase 100,000 shares of the Company’s common stock with an exercise price of $0.75 for services provided.

During 2005, the Chief Executive Officer was granted a five-year warrant to purchase 2,000,000 shares of the Company’s common stock with an exercise price of $0.01 for services provided.

The following information is presented for the non-vested stock options for the three months and nine months ended September 30, 2006:

	Three Months Ended		Nine Months Ended
	Number of Shares	Weighted Avg. Grant-date Fair Value	Number of Shares	Weighted Avg. Grant-date Fair Value
Non-vested stock options at beginning of period	7,166,485	$0.27	151,250	$0.23
Granted during the period			8,757,485	$0.36
Vested during the period	(58,750)	$0.45	(1,781,000)	$0.57
Forfeited during the period	(6,365,235)		(6,385,235)
Non-vested stock options at June 30, 2006	742,500	$0.45	742,500	$0.45

The following information is presented for the stock option activity for the three months and nine months ended September 30, 2006:

	Three Months Ended		Nine Months Ended
	# of shares	Weighted Average Exercise Price	# of shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Outstanding at beginning of period	14,327,485	$0.10	6,112,500	$0.19
Forfeited	(7,115,235)	$0.05	(7,157,735)	$0.05
Granted			8,757,485	$0.04
Exercised	(880,000)	$0.01	(1,380,000)	$0.08
Outstanding at Sept. 30, 2006	6,332,250	$0.16	6,332,250	$0.16	3.2 years	$2,053,920
Outstanding exercisable at Sept. 30, 2006	5,589,750	$0.17	5,589,750	$0.17	2.9 years	$1,793,295

The fair value of each stock option is estimated on the date of grant using a Black Scholes Pricing Model. The fair value of options granted during 2006 was estimated using the following approximate assumptions: dividend yield of 0%, expected volatilities of 130% -202% (based on historical volatility over a range of the expected term), risk-free interest rates of 4.4% - 5.2%, and expected lives of 1 - 5 years (based on the contractual term of the option).

At September 30, 2006, the Company has $2,155,981 of unrecognized compensation costs related to non-vested awards and the Company expects to recognize this expense over the vesting period of the stock options.

During 2005, the Company accounted for the stock options and warrants issued to employees, by applying the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under the intrinsic value based method, compensation cost is measured on the date of grant as the excess of the fair market value of the underlying stock over the exercise price. Such compensation amounts are amortized over the respective vesting periods of the options.

The following table illustrates the effect on net loss and loss per share as if the fair value based method of accounting had been applied to stock-based employee compensation, as required by SFAS No. 123(R), for the three and nine months ended September 30, 2005:

	Three months ended September 30, 2005	Nine months ended September 30, 2005
Net Loss Available to Common Stockholders:
Net loss available to common stockholders, as reported	(2,454,166)	(5,741,165)
Plus: Intrinsic value of compensation costs included in net loss	5,817	62,051
Deduct: Fair value of stock-based employee compensation costs	(12,598)	(149,597)
Pro forma net loss	(2,460,947)	(5,828,711)

Loss per common share available to common stockholders:
Basic and Diluted - as reported	(0.03)	(0.08)
Basic and Diluted - pro forma	(0.03)	(0.08)

The Company estimates the fair value of each stock option and warrant at the grant date by using the Black-Scholes option-pricing model.

Other than indicated above, no underwriter, broker dealer or finder participated in any of the sales discussed above, nor did the Registrant pay any commissions or fees with respect to these issuances. With regard to all such issuances, the Registrant relied on Section 4(2) of the Securities Act of 1933 (the "Act") or Rule 506 of Regulation D for an exemption from the registration requirement of the Act. The purchasers had access to information concerning the Registrant, its financial condition, assets, management and proposed activities. Each purchaser represented that he had the ability to bear economically a total loss of his investment. The Registrant has impressed each certificate with a restrictive legend and will issue stop transfer instructions to the Registrant's transfer agent upon completion of this offering.

EXHIBITS

The following exhibits are included as part of this Form SB-2.

Exhibit No.	Description

3.1[1]	Amended Articles of Incorporation of the Company.

3.2[1]	Bylaws of the Company.

3.3[2]	Articles of Amendment to Certificate of Incorporation - Certificate of Designations, Preferences, Limitations and Relative Rights of the Series A Preferred Stock, filed July 25, 2002.

3.4[2]	Articles of Amendment to Articles of Incorporation-Terms of Series A Convertible Preferred Stock, filed November 13, 2003.

3.5[2]	Amendment to Restated Articles of Incorporation, filed December 23, 2003.

3.6[2]	Articles of Amendment to Certificate of Incorporation - Certificate of Designations of the Series B Convertible Preferred Stock, filed April 1, 2004.

3.7[4]	Restated Articles of Incorporation, Officers’ Certificate and Colorado Secretary of State Certificate filed June 30, 2004 showing corporate name change to OnScreen Technologies, Inc.

4.1[1]	Investment Agreement dated May 19, 2000 by and between the Registrant and Swartz Private Equity, LLC.

4.2[1]	Form of "Commitment Warrant" to Swartz Private Equity, LLC for the purchase of 1,000,000 shares common stock in connection with the offering of securities.

4.3[1]	Form of "Purchase Warrant" to purchase common stock issued to Swartz Private Equity, LLC from time to time in connection with the offering of securities.

4.4[1]	Warrant Side-Agreement by and between the Registrant and Swartz Private Equity, LLC.

4.5[1]	Registration Rights Agreement between the Registrant and Swartz Private Equity, LLC related to the registration of the common stock to be sold pursuant to the Swartz Investment Agreement.

5.1	Opinion and consent of Johnson, Pope, Bokor, Ruppel & Burns, LLP, filed herewith.

10.1[2]	Employment Agreement between the Registrant and John Thatch, dated November 2, 1999.

10.2[2]	Contract and License Agreement between the Registrant and John Popovich, dated July 23, 2001.

10.3[2]	Agreement by and among the Registrant, John Popovich and Fusion Three, LLC, dated January 14, 2004.

10.4[2]	Letter Agreement between the Registrant and John Popovich, dated January 15, 2004.

10.5[2]	Master Settlement and Release Agreement by and among the Registrant, Fusion Three, LLC, Ryan Family Partners, LLC, and Capital Management Group, Inc., dated February 3, 2004.

10.6[2]	First Amendment to Contract and License Agreement, dated February 3, 2004.

10.7[2]	Employment Agreement between the Registrant and Mark R. Chandler, COO/CFO, dated December 16, 2003.

10.8[2]	Employment Agreement between the Registrant and Stephen K. Velte, CTO dated November 7, 2003.

10.9	Reserved.

10.10[3]	Consulting Services Agreement by and among the Registrant, David Coloris, Excipio Group, S.A., dated December 22, 2003.

10.11[2]	Commission Agreement between the Registrant and Gestibroker dated September 12, 2003.

10.12[2]	Addendum to Lease Agreement dated February 1, 2004.

10.13[4]	Lease Agreement dated October 15, 2004.

10.14[4]	Second Addendum to the Employment Agreement of John “JT” Thatch dated February 3, 2004.

10.15[2]	Lockup Agreement between the Registrant and Excipio Group, S.A., dated December 12, 2003.

10.16[2]	Agreement between the Registrant and Visual Response Media Group, Inc., dated February 3, 2004.

10.17[4]	Assignment, dated February 16, 2005, of OnScreen™ technology patents ownership from inventor to CH Capital

10.18[4]	Assignment, dated February 16, 2005, of OnScreen™ technology patents ownership from CH Capital to Company.

10.19[4]	Contract between SMTC Manufacturing Corporation and Company dated November 9, 2004

10.20[4]	Technology Reseller Agreement between eLutions, Inc. and Company dated January 31, 2005

10.21[4]	Third Addendum to the Employment Agreement of John “JT” Thatch dated March 28, 2005.

10.22[4]	Promissory Note dated March 25, 2005 evidencing $1,500,000 unsecured short term loan.

10.23[5]	OnScreen Technologies, Inc. 2005 Equity Incentive Plan

10.24[7]	Employment Agreement between the Registrant and Charles R. Baker dated November 21, 2005.

10.25[7]	Employment Agreement between the Registrant and William J. Clough, Esq. dated November 21, 2005.

13.1[7]	Annual Report to security holders for 2005 on Form 10-KSB.

13.2[7]	Quarterly Report to security holders for the third quarter of 2006 on Form 10-QSB

14.1[6]	OnScreen Technologies, Inc. Code of Ethics for Principal Executive and Financial Officers and OnScreen Technologies, Inc. Code of Ethics and Business Conduct Statement of General Policy

15.1[7]	Letter on unaudited interim financial information.

22.1[6]	Proxy Statement and Notice of 2006 Annual Shareholder Meeting.

23.3[7]	Consent of Salberg & Company, P.A., Independent Registered Public Accounting Firm, included in Exhibit 15.1.

23.4[7]	Consent of Johnson, Pope, Bokor, Ruppel & Burns, LLP, included in Exhibit 5.1.

Footnotes to Exhibits:

1	Incorporated by reference to our Registration Statement on Form SB-2/A filed with the Commission on October 26, 2001.
2	Incorporated by reference to our Form 10-KSB filed with the Commission on April 14, 2004.
3	Incorporated by reference to our Report on Form S-8 filed with the Commission on January 15, 2004.
4	Incorporated by reference to our Report on Form 10-KSB filed with the Commission on May 4, 2005.
5	Incorporated by reference to our Proxy Statement pursuant to Section 14(a) filed October 7, 2005.
6	Incorporated by reference, Proxy Statement and Notice of 2005 Annual Shareholder Meeting filed with the Commission September 29, 2006.
7	Filed herewith.

UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)    Include any Prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    Reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represents no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement; and

(iii)    Include any additional or changed material information on the plan of distribution.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, as amended, treat each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of the securities at that time to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    For purposes of determining any liability under the Securities Act of 1933, as amended, treat the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A, and contained in a form of Prospectus filed by the small business issuer under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declares it effective.

(5)    For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of Prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at the time as the initial bona fide offering of those securities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meet all of the requirements of filing on Form SB-2 and authorizing this registration statement to be signed on its behalf by the undersigned in the city of Portland, state of Oregon on January 22, 2006.

OnScreen Technologies, Inc.

By:  /s/ Russell L. Wall

Russell L. Wall,
Chief Executive Officer/President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Name	Title	Date

/s/ Bradley J. Hallock	Director	January 22, 2007
Bradley J Hallock

/s/ Russell L. Wall	Director	January 22, 2007
Russell L. Wall

/s/ William J. Clough, Esq.	Director	January 22, 2007
William J. Clough, Esq.

/s/ John P. Rouse	Director	January 22, 2007
John P. Rouse

/s/ Steven S. Hallock	Director	January 22, 2007
Steven S. Hallock

/s/ Mark R. Chandler	Chief Financial Officer, Principal Accounting Officer	January 22, 2007
Mark R. Chandler